     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1999

                                                      REGISTRATION NO. 333-79073
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                              --------------------

                                 COINSTAR, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                           7299                  91-3156448
(State or other jurisdiction of   (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)    Classification Code Number)     Identification
                                                                     Number)

                           1800 -- 114TH AVENUE S.E.
                           BELLEVUE, WASHINGTON 98004
                                 (425) 943-8000

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JENS H. MOLBAK
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                 COINSTAR, INC.
                           1800 -- 114TH AVENUE S.E.
                           BELLEVUE, WASHINGTON 98004
                                 (425) 943-8000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              --------------------

                                   COPIES TO:

        MARK P. TANOURY, ESQ.                      JOHN L. SAVVA, ESQ.
        SUSAN L. PRESTON, ESQ.                     Sullivan & Cromwell
          Cooley Godward LLP                1888 Century Park East, 21st Floor
         4205 Carillon Point                      Los Angeles, CA 90067
       Kirkland, WA 98033-7355                        (310) 712-6600
            (425) 893-7700

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

                              --------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                              --------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Subject to Completion. Dated June 23, 1999.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                    4,000,000 Shares
                                     COINSTAR, INC.
               [LOGO]                 Common Stock

                               ------------------


    The common stock is quoted on the Nasdaq National Market under the symbol "CSTR". The last reported sale price of the common stock on June 22, 1999 was $22.4375 per share.



    SEE "RISK FACTORS" ON PAGE 8 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.


                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                                                               Per Share          Total
                                                            ---------------  ---------------
Initial price to public...................................  $                $
Underwriting discount.....................................  $                $
Proceeds, before expenses, to Coinstar....................  $                $

    The underwriters may, under certain circumstances, purchase up to an additional 600,000 shares from Coinstar at the initial price to public less the underwriting discount.

                               ------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on             , 1999.

GOLDMAN, SACHS & CO.

                    DONALDSON, LUFKIN & JENRETTE

                                         HAMBRECHT & QUIST

                               ------------------

                        Prospectus dated        , 1999.

Edgar artwork description:

Front cover flap: [Picture of the Coinstar unit on a hand-truck]

Front cover gatefold: [Text at the top of the page: "The Coinstar Network." Map of the continental United States with the names and logos of supermarket chains clustered in the geographic regions where Coinstar units are located.]

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND OUR FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

                                    OVERVIEW

    We are the first and only company to own and operate a national network of self-service coin-counting machines in the United States. Our Coinstar units provide consumers with a fun, convenient and reliable means of converting accumulated change into cash. With approximately 150 retail partners, primarily supermarket chains, we currently operate more than 5,400 Coinstar units in approximately 65 regional markets across the United States. We are also conducting trials of eight Coinstar units in the United Kingdom and eight units in Canada. We launched the Coinstar network with the installation of our first Coinstar unit in 1994, and have installed an average of 1,517 Coinstar units in each year since January 1, 1996. Since our inception, the Coinstar network has counted and processed over 33 billion coins with a value of over $1.3 billion in more than 44 million customer transactions. Coinstar units, which are about the size of an ATM, rapidly count coins deposited by consumers and issue vouchers for the dollar value of the coins processed, less our processing fee of 8.9%. Consumers can redeem the vouchers at cashiers in the stores where our units are located for store credit or cash. We believe our services also benefit our retail partners by enhancing customer service, increasing store traffic, promoting sales, reducing internal store coin handling expenses and providing an additional source of revenue.

    We believe that our key competitive advantages include our technology and expertise developed over the past six years, the nationwide Coinstar network, our dedicated field service organization, our strong relationships with a majority of the leading supermarket chains in the United States and our proven ability to execute our rollout strategy. Our Coinstar units have been designed to operate as part of a scalable, two-way, wide-area communications network. Our intelligent on-line network enables us to track each machine 24 hours a day and provides key financial data and operating statistics to our headquarters and field service representatives. Our dedicated field service organization provides highly responsive service to our retail partners by ensuring the efficient collection and handling of coins and by performing preventative maintenance and repair on each Coinstar unit. This intelligent network also provides a platform for delivering value-added, online services for consumers and retailers.

    Our revenue increased from $25.0 million in 1997 to $47.7 million in 1998, an increase of 91%, and from $8.8 million for the quarter ended March 31, 1998 to $15.8 million for the comparable period in 1999, an increase of 80%. Primary drivers of our revenue growth have been the rapid expansion of our installed base of Coinstar units, which increased by 1,609 units in 1998, an increase of 50%, and the increasing usage of the Coinstar network. Revenue per average installed unit has increased from $9,860 in 1996 to $11,893 in 1998. In addition to increasing our revenue, we continue to improve our operating margins as we spread our fixed costs over an expanding network, increase regional densities and more effectively utilize the Coinstar network and our field service organization. This resulted in an increase in direct contribution per average installed unit from $1,250 in 1996 to $5,281 in 1998. Direct contribution is the difference between revenue and direct operating expenses.

                             OUR MARKET OPPORTUNITY

    We believe the market for coin recycling is very large and still virtually untapped. We believe that an estimated 290 billion cash transactions occur on an annual basis in the United States. Assuming the change generated by each such cash transaction averages fifty cents, the annual coin flow resulting from such transactions would be approximately $145 billion. Based on the current population in the United States, the average person handles approximately $600 in coins each year. To support this flow of coins in the economy, the U.S. Mint has produced $15 billion in new coins over the past 25 years. According to the U.S. Mint, the circulating stock of coins used in cash transactions is approximately $8 billion, which we estimate would have to turn over approximately 18 times a year to support a coin flow of $145 billion.

    The prevalence of coins in cash transactions and the lack of a convenient alternative for converting coins into cash has resulted in the accumulation of coins. New coins are made to replace those that fall out of circulation and to support the increasing size of the economy. In 1998 alone, the U.S. Mint produced over 15.8 billion new coins worth approximately $885 million. We also believe a significant market opportunity exists for providing a convenient method of recycling the recurring coin flow and redeeming non-circulating coins in the United Kingdom, Canada, Europe and other selected international markets.

                                GROWTH STRATEGY

    Our objective is to enhance our position as the leading provider of self-service coin processing services and to develop new value-added services that can be delivered through the Coinstar network. Key elements of our strategy include:

  AGGRESSIVELY GROW OUR CORE COIN RECYCLING BUSINESS BY:

    RAPIDLY EXPANDING THE COINSTAR NETWORK. We plan to continue to rapidly expand our presence in supermarkets as our primary retail location because of the prevalence of large regional chains, geographic concentration of stores and recurring consumer traffic. We are initially targeting supermarkets in the 100 largest metropolitan areas in the country, which include approximately 22,000 of the approximately 30,000 supermarkets in the United States. Our current installation base of more than 5,400 Coinstar units represents only approximately 25% penetration of our target market. As of March 31, 1999, we had units installed in only 35% of our existing retail partners' stores. We believe a significant opportunity exists to increase the number of Coinstar units installed through increased penetration of our existing retail partner stores as well as by entering into contracts with new partners.

    INCREASING CONSUMER USE OF OUR SERVICE. We promote consumer trials of the Coinstar unit through commercial media, such as television and radio, and in-store promotions. We believe that increasing the number of trials of our service will significantly enhance the growth of our core coin recycling business. Our August 1998 market study indicates that in our installed regions only 6% of the market uses our coin recycling service, and 80% of people who have tried our service are likely to use it again. In addition, we are developing other value-added services to broaden consumer appeal of the Coinstar units and promote greater trial and use.

    IMPROVING PROFIT MARGINS THROUGH INCREASED EFFICIENCIES. Over the past six years, we have continued to improve our profit margins through increased efficiencies resulting from our expansion, including increased regional densities and more effective utilization of the Coinstar network and our field service organization. In addition, we have built an effective management, sales and administrative team. We believe this infrastructure can support substantial growth in Coinstar unit installations and the introduction of new products and services.

  EXPAND OUR PRESENCE IN THE UNITED KINGDOM

    As of May 1999, we have installed eight Coinstar units on a trial basis in Sainsbury's and Tesco, the two largest grocery retailers in the United Kingdom. These two retailers operate over 1,000 stores throughout the United Kingdom and account for more than 40% of all United Kingdom grocery sales. We believe that the United Kingdom offers an attractive market opportunity given the higher value coin content of British currencies and similar customer profiles to the United States.

  ENTER OTHER SELECTED INTERNATIONAL MARKETS

    We believe there could be a significant opportunity for us to expand our network beyond North America and the United Kingdom because our Coinstar unit can be adapted to the currency sets of most countries without significant time or cost. In addition, our experience in the United Kingdom should position us to participate in the upcoming conversion to the new Euro currency. We estimate that more than 75 billion coins worth over $15 billion will need to be converted to Euros between January 1 and June 30, 2002. As the largest trading block in the world, we believe the European Union could represent an attractive long-term market for Coinstar units beyond the potential opportunity to participate in the one-time conversion of currencies to the new Euro coin. In addition, Japan, Australia and a number of other countries offer attractive opportunities to expand our operations internationally.

  LEVERAGE OUR RELATIONSHIPS, PRIME RETAIL LOCATIONS AND THE INTERNET TO PROVIDE
    VALUE-ADDED SERVICES TO CONSUMERS AND OUR RETAIL PARTNERS

    Our relationships with leading supermarket chains, our prime retail locations and the Coinstar network form a strategic platform from which we are able to deliver additional value-added services to consumers and our retail partners. For example, in February 1999 we announced our new Coinstar Shopper-TM- product, a multifunction retail terminal, which we plan to test market in 1999 and roll out nationally beginning in 2000. Coinstar Shopper will allow us to deliver meal solutions, customized grocery discounts, merchandise offers and enhanced frequent shopper services to consumers at our retail partners. In addition, we plan to link Internet users with supermarket retailers through Coinstar Shopper. As part of this strategy, we have acquired software and other Web-based assets from Compucook, Inc. and Meals.com. The Coinstar Shopper program will enable consumers to visit a Web site, click on our meal planning service and then print their recipe and shopping list at a Coinstar Shopper unit upon arriving at the store.

                             CORPORATE INFORMATION

    Our principal executive offices are located at 1800 114(th) Avenue, Bellevue, Washington 98004. Our telephone number is (425) 943-8000, and our Web site is located at www.coinstar.com. Information contained on our Web site does not constitute part of this prospectus.

    Coinstar's logo is a registered trademark of Coinstar, Inc. in the United States, Canada and the European Union. This prospectus also contains trademarks and trade names of other companies.

                                  THE OFFERING

Shares offered...............................  4,000,000 shares
Shares to be outstanding after the             19,441,611 shares(1)
  offering...................................
Use of proceeds..............................  For working capital, capital expenditures and general corporate purposes. See "Use of
                                               Proceeds".
Nasdaq National Market symbol................  "CSTR"

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
            (IN THOUSANDS, EXCEPT PER SHARE, UNIT AND PER UNIT DATA)

                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,           MARCH 31,
                                               -------------------------------  --------------------
                                                 1996       1997       1998       1998       1999
                                               ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue......................................  $   8,312  $  25,007  $  47,674  $   8,823  $  15,791
Operating loss...............................    (13,906)   (22,100)   (14,762)    (5,416)    (1,889)
Net loss.....................................    (15,967)   (29,593)   (23,973)    (7,447)    (4,534)
  Basic and diluted net loss per shares......  $  (20.37) $   (3.81) $   (1.58) $   (0.49) $   (0.30)
  Shares used in computing basic and diluted
    net loss per share(2)....................        784      7,761     15,150     15,080     15,358

OTHER DATA:
Number of new Coinstar units installed during
  the period.................................      1,238      1,703      1,609        327        428
Installed base of Coinstar units at end of
  the period.................................      1,501      3,204      4,813      3,531      5,241
Direct contribution(3).......................  $   1,054  $   7,108  $  21,109  $   3,000  $   7,852
Direct contribution margin(3)(4).............       12.7%      28.4%      44.3%      40.0%      49.7%
EBITDA(5)....................................  $  (9,772) $ (13,421) $  (1,525) $  (2,603) $   2,213
Annualized revenue per average installed
  unit(6)....................................      9,860     10,709     11,893     10,597     12,699
Annualized direct contribution per average
  installed unit(3)(6).......................      1,250      3,044      5,281      3,601      6,331


                                                                          MARCH 31, 1999
                                                                    --------------------------
                                                                     ACTUAL    AS ADJUSTED(7)
                                                                    ---------  ---------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments(8)..............  $  39,964    $   124,278
Working capital...................................................      7,350         91,664
Total assets......................................................     99,285        183,599
Long-term debt and capital lease obligations, including current
  portion.........................................................     89,941         89,941
Total stockholders' equity (deficit)..............................    (23,073)        61,241


-------------

(1) Based on shares outstanding as of March 31, 1999. Excludes 3,606,565 shares of common stock reserved for issuance under Coinstar's stock option and stock purchase plans, 2,129,531 shares of which were subject to outstanding options as of March 31, 1999 and 980,000 shares of which are subject to stockholder approval. Also excludes 1,076,883 shares of common stock reserved for issuance upon exercise of outstanding warrants as of March 31, 1999. See "Capitalization", "Description of Capital Stock" and Notes 6, 8 and 9 of Notes to Consolidated Financial Statements.

(2) See Note 9 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing loss per share information, basic and diluted.

(3) Direct contribution is defined as revenue less direct operating expenses. We use direct contribution as a measure of operating performance to assist in understanding our operating results. Direct contribution is not a measure of financial performance under Generally Accepted Accounting Principles ("GAAP") and should not be considered in isolation or as an alternative to gross margin, income (loss) from operations, net income (loss), or any other measure of performance under GAAP.

(4) Direct contribution margin is defined as direct contribution divided by revenue.

(5) EBITDA represents earnings before interest expense, income taxes, depreciation, amortization and other income/ expense. EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as an alternative to net income or cash flow from operations as determined by GAAP. We believe that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness.

(6) Based on revenue or direct contribution (annualized in the case of the three month period ended March 31, 1998 and 1999) divided by monthly averages of units in operation over the applicable period.


(7) As adjusted reflects the application of the net proceeds from the sale of 4,000,000 shares of common stock by Coinstar in this offering, at an assumed initial price to public of $22.4375, after deducting the underwriting discount and estimated offering expenses.


(8) Cash, cash equivalents and short-term investments include funds in transit, which represent amounts being processed by armored carriers or residing in the Coinstar unit, of $21.5 million.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE A HISTORY OF SUSTAINED OPERATING LOSSES AND WE EXPECT SUCH LOSSES TO
  CONTINUE

    We have incurred substantial losses since inception in 1991. Our net loss was $16.0 million for 1996, $29.6 million for 1997 and $24.0 million for 1998. As of March 31, 1999 we had an accumulated deficit of $86.9 million. Our operating losses to date have resulted primarily from expenses incurred in the development, marketing and operation of the Coinstar units, expansion and maintenance of the network, administrative and occupancy expenses at our headquarters and depreciation and amortization. We expect to continue to incur operating losses as we continue to increase our installed base of Coinstar units and seek to develop and market new products, services and enhancements.

WE HAVE A LIMITED OPERATING HISTORY AND FACE UNCERTAINTY IN OUR ABILITY TO
  BECOME A PROFITABLE COMPANY

    After several years of development, we commenced commercial deployment of Coinstar units in 1994 and placed approximately 95% of our current installed base in 1996, 1997, 1998 and the first three months of 1999. Therefore, you have limited historical financial information on which to base an evaluation of our performance. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development and operation, particularly companies in new or rapidly evolving markets. We cannot be certain that we will install a sufficient number of our Coinstar units or obtain sufficient market acceptance to allow us to achieve or sustain profitability, or generate sufficient cash flow to meet our capital and operating expenses and debt service obligations.

OUR COIN PROCESSING SERVICE IS OUR SOLE SOURCE OF REVENUE AND OUR CURRENT MARKET
  IS LIMITED

    We have derived until now, and expect for the foreseeable future to derive, substantially all of our revenue from the operation of Coinstar units. Accordingly, market acceptance of our coin processing service is critical to our future success. Since there is only a limited current market for our coin processing service, we cannot assure you that an acceptable level of demand will be achieved or sustained. If sufficient demand for our coin processing service does not develop due to lack of market acceptance, technological change, competition or other factors, our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed.

OUR FUTURE OPERATING RESULTS REMAIN UNCERTAIN

    You should not consider prior growth rates in our revenue to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to obtain new agreements with potential retail partners for the installation of Coinstar units, the successful deployment and operation of our coin processing network and on customer utilization of our service. Our future operating results will depend upon many other factors, including:

    - the level of product and price competition,

    - the service fee we charge consumers to use our service, which we recently changed to 8.9% and may change in the future,

    - the amount of our processing fee that we share with our retail partners,

    - our success in expanding our network and managing our growth,

    - our ability to develop and market product enhancements and new products, such as our Coinstar Shopper-TM-,

    - our ability to enter into and penetrate new international markets, such as the United Kingdom, Canada, the European Union and other selected foreign markets,

    - the timing of product enhancements, activities of and acquisitions by competitors,

    - the ability to hire additional employees, and

    - the timing of such hiring and the ability to control costs.

OUR BUSINESS IS DEPENDENT ON CONTINUED MARKET ACCEPTANCE BY CONSUMERS

    We are substantially dependent on continued market acceptance of our coin processing service by consumers. The self-service coin processing market is relatively new and evolving and we cannot predict the future growth rate and size of this market. In addition, we may not be successful in achieving the large-scale adoption of our coin processing service or acceptance of our change in the processing fee from 7.5% to 8.9%. While consumers to date have been somewhat receptive to our existing installed base of Coinstar units, we cannot be certain that the operating results of the installed units will continue to be favorable or that past results will be indicative of future market acceptance of our service.

    We believe that market acceptance of the Coinstar unit is dependent on the consumer's perception that the units are convenient, easy to use and reliable. Even if we are successful in promoting awareness of the Coinstar unit among consumers, consumers may not utilize the Coinstar units in sufficient numbers and frequency to make us profitable. In addition, the increasing use of alternatives to coin and currency transactions such as credit and debit cards, checks, wire transfers, smart cards and other forms of electronic payment may adversely affect market acceptance and ongoing use of the Coinstar service. If our coin-processing service does not achieve general market acceptance among consumers or does so less rapidly than expected, our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed.

OUR BUSINESS IS DEPENDENT ON OUR RETAIL PARTNERS, WHICH ARE PRIMARILY
  SUPERMARKET CHAINS

    Market acceptance of the Coinstar unit depends on the willingness of potential retail partners to agree to installation and retention of Coinstar units in their stores, primarily supermarkets. We believe that market acceptance by potential retail partners will depend on our ability to demonstrate the utility of the Coinstar unit as a customer service and as a means to provide other tangible benefits to potential and existing retail partners, including increased customer traffic and customer spending in the form of voucher dollars in the store. If our service does not achieve market acceptance, especially among supermarket chains, or does so less rapidly than expected, our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed.

    We generally have separate agreements with each of our retail partners, providing for our exclusive right to provide coin processing services in retail locations. These contracts generally have terms ranging from two to three years and are generally terminable by either party with advance notice of at least 90 days. Coinstar units in service in two supermarket chains, Fred Meyer Inc. and The Kroger Co., accounted for approximately 18.7% and 18.9%, respectively, of our revenue in 1998. In the quarter ended March 31, 1999, these two supermarket chains accounted for approximately 34.8% of our revenue. On October 19, 1998 The Kroger Co. and Fred Meyer Inc. announced that they entered into a definitive merger agreement. The termination of any one or more of our contracts with our retail partners could seriously harm our business, financial condition, results of operations and ability to achieve sufficient cash flow to service our indebtedness.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE DUE TO DIFFERENT USAGE RATES OF
  INDIVIDUAL COINSTAR UNITS, SEASONALITY OF USE AND OTHER FACTORS

    Customer utilization of our coin processing service varies substantially from unit to unit, making our revenue difficult to forecast. Customer utilization is affected by the timing and success of promotions by us and our retail partners, age of the installed unit, adverse weather conditions and other factors, many of which are not in our control. Based on our limited operating history, we believe that coin processing volumes are affected by seasonality; in particular we believe that on a relative basis, coin processing volumes have been lower in the months of January, February, September and October. We cannot be certain, however, that such seasonal trends will continue. Any projections of future trends in use are inherently uncertain due to our limited operating history and the lack of comparable companies engaged in the coin processing business.

    In addition, our quarterly operating results are affected by the timing and number of Coinstar units installed during the quarter. The timing of Coinstar unit installations during a particular quarter is largely dependent on installation schedules determined by agreements with our retail partners, the variable length of trial periods of our retail partners and the planned coordination of multiple installations in a given geographic region.

    As a result of these and other factors, revenue for any quarter is subject to significant variation, and we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Because our operating expenses are based on anticipated revenue trends and because a large percentage of our expenses are relatively fixed, revenue variability could cause significant and disproportionate variations in operating results from quarter to quarter and could result in significant losses. To the extent such expenses precede, or are not followed by, increased revenue, our operating results would be seriously harmed.

WE HAVE SUBSTANTIAL INDEBTEDNESS

    As of March 31, 1999 we had outstanding indebtedness of $89.9 million, which included $88.4 million of our 13.0% Senior Subordinated Discount Notes due 2006 (the "Notes") and our capital lease obligations. The outstanding indebtedness associated with the Notes will grow to $95.0 million by October 1999. We must begin paying cash interest on the Notes in April 2000. Beginning at that time, we will have debt service obligations of over $12.0 million per year until October 2006, when the principal amount of $95.0 million will be due. Our ability to meet our debt service requirements will depend upon achieving significant and sustained growth in our expected cash flow, which will be affected by our success in implementing our business strategy, prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Accordingly, we cannot be certain as to whether or when we will have sufficient resources to meet our debt service obligations. If we are unable to generate sufficient cash flow to service our indebtedness, we will have to reduce or delay planned capital expenditures, sell assets, restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that any of these strategies can be effected on satisfactory terms, if at all, particularly in light of our high levels of indebtedness. In addition, the extent to which we continue to have substantial indebtedness could have significant consequences, including:

    - our ability to obtain additional financing in the future for working capital, capital expenditures, product research and development, acquisitions and other general corporate purposes may be materially limited or impaired,

    - a substantial portion of our cash flow from operations may need to be dedicated to the payment of principal and interest on our indebtedness and therefore not available to finance our business, and

    - our high degree of indebtedness may make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures or reduce our flexibility in responding to changing business and economic conditions.

OUR MARKET IS INCREASINGLY COMPETITIVE

    We are the first company to provide a national network of self-service coin processing machines that provide a convenient, reliable means for consumers to convert loose coins into cash. We compete regionally with several direct competitors that operate self-service coin processing machines. We cannot be certain that these competitors have not or will not substantially increase their installed units and expand their service nationwide. We compete indirectly with manufacturers of machines and devices that enable consumers to count or sort coins themselves, and we also compete or may compete directly or indirectly with banks and similar depository institutions for coin conversion customers. Currently, we believe banks are the primary alternative available to consumers for converting coins into cash, and they generally do not charge a fee for accepting rolled coins. As the market for coin processing develops, banks and other businesses may decide to offer additional coin processing services, either as a customer service or on a self-service basis, and compete directly with us. Moreover, we may face direct competition from Scan Coin AB of Malmo, Sweden, our prior supplier of coin-counting devices, or other third parties to whom Scan Coin may sell its coin-counting device. See "--Our business could be harmed by a dispute with our supplier".

    In addition, we may face new competition as we seek to expand into international markets and develop new products, services and enhancements. Our ability to expand internationally may subject us to competition with banks that offer services competitive with ours and with manufacturers and other companies that have established or are seeking to establish coin-counting networks competitive with ours. Many of the competitors have greater experience than we do in operating in these international markets. Moreover, new products that we intend to develop, such as those involving the Internet, may subject us to competition from companies with significantly greater technological resources and experience.

    Many of our potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and public relations resources than we have. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to consumers and businesses. Our competitors might succeed in developing technologies, products or services that are more effective, less costly or more widely used than those that have been or are being developed by us or that would render our technologies or products obsolete or noncompetitive. We cannot be certain that we will be able to compete effectively with current or future competitors. Competitive pressures could seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

THE SUCCESS OF OUR POTENTIAL NEW SERVICES AND PRODUCTS IS UNCERTAIN

    We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product and service enhancements and new products and services such as through value-added services and promotions. One example is Coinstar Shopper-TM-, which is a multifunction Internet portal. These products and services are relatively untested, and we cannot assure you that we will achieve market acceptance for these products and services, or other new products and services. Moreover, these and other new products and services may be subject to significant competition with offerings by potential competitors in addition to companies that compete in our coin processing business. Many of these potential competitors have significantly greater technological expertise and financial and other resources than we do. In addition, new products, services and enhancements may pose a variety of technical challenges and require us to enhance the capabilities of our network and attract additional qualified employees. The failure to develop and market new products, services or enhancements successfully could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

OUR FAILURE TO MANAGE GROWTH COULD HARM OUR BUSINESS

    We have experienced rapid growth and intend to continue to expand our operations aggressively. The growth in the size and scale of our business has placed, and we expect it will continue to place, significant demands on our operational, administrative and financial personnel and operating systems. Our additional planned expansion may further strain management and other resources. Our ability to manage growth effectively will depend on our ability to improve our operating systems, to expand, train and manage our employee base, to identify additional manufacturing capacity and to develop additional service capacity. In particular, we will be required to rapidly expand our operating systems and processes in order to support the projected installations of Coinstar units and the potential addition of value-added services. In addition, we will be required to establish relationships with additional third-party service providers. We may be unable to effectively manage the expansion of our operations, to implement and develop our systems, procedures or controls, to adequately support our operations or to achieve and manage the currently projected installations. If we are unable to manage growth effectively, our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness could be seriously harmed.

OUR BUSINESS COULD BE HARMED BY A DISPUTE WITH OUR SUPPLIER

    Our sole source of coin counter components has been Scan Coin, pursuant to an agreement originally entered into in 1993 and subsequently amended. Scan Coin claims that this agreement requires that only Scan Coin coin counters may be used in Coinstar units. Additionally, Scan Coin claims that the agreement gives ownership to Scan Coin of any improvements or developments to the coin counter. We believe that Scan Coin has no claim on any of our intellectual property. On September 8, 1998 Scan Coin informed us that we were in violation of the original agreement and we had 30 days to correct the violation. Scan Coin also restated its claim to our intellectual property. We responded on September 16, 1998 indicating that we rejected all claims made by Scan Coin in its letter. On May 5, 1999 Scan Coin informed us that it was terminating the agreement. Scan Coin also reiterated its claims to our intellectual property and stated that it will seek full compensation for all damages suffered. On May 28, 1999, we received a letter indicating that Scan Coin intended to commence arbitration proceedings without delay. Scan Coin stated that it would seek compensation for its financial losses and seek a declaratory judgment regarding ownership of certain intellectual property. On June 3, 1999, we responded to Scan Coin's letter in an effort to settle this dispute amicably. We will continue to attempt to settle this dispute amicably with Scan Coin. However, even if it is determined that our use of the new coin-counting technology violates the agreement, we believe that the amount of damages to which Scan Coin would be entitled would not be material to our business. Our evaluation of the amount of damages to which Scan Coin could be entitled is subject to significant uncertainty, and it is possible that we could be found to be liable for damages that would be material to our business. We cannot be certain that we will resolve the dispute with Scan Coin, nor can we assure you that if litigation commences, we will prevail. Our failure to prevail in litigation may result in a payment of monetary damages, the forfeiture of certain intellectual property rights, or both. The occurrence of either event could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

    Currently, coin counter devices supplied by Scan Coin are installed in most commercially deployed Coinstar units. Replacement parts for the coin counter devices installed in these units are supplied by Scan Coin. We believe, if all pending parts orders from Scan Coin are received, that we will have enough parts to meet our estimated demand through the end of 1999. However, we cannot be certain that the dispute with Scan Coin, or Scan Coin's purported termination of our agreement with them, will not affect Scan Coin's decision to fill such orders or others in the future. We believe we can purchase many of these parts from third party suppliers. However, we may not be able to source all necessary parts from outside suppliers for the Scan Coin counters on a timely basis, if at all. Our failure to secure necessary replacement parts on a timely basis may result in a slowdown of installation or in machine downtime, either of which could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

WE DEPEND UPON THIRD-PARTY MANUFACTURERS AND SERVICE PROVIDERS

    We do not conduct manufacturing operations and depend, and will continue to depend, on outside parties for the manufacture of the Coinstar unit and its key components. We intend to significantly expand our installed base, and such expansion may be limited by the manufacturing capacity of our third-party manufacturers and suppliers. Although we expect that our current contract manufacturer, SeaMed Corporation, will be able to produce sufficient units to meet projected demand, SeaMed or other manufacturers may not be able to meet our manufacturing needs in a satisfactory and timely manner. If there is an unanticipated increase in demand for Coinstar unit installations, we may be unable to meet such demand due to manufacturing constraints. Although we have a contract with SeaMed, SeaMed does not have a long-term obligation to continue the manufacture of the Coinstar unit or its components. Further, SeaMed is principally engaged in the manufacture of electronic medical instruments for medical technology companies. We believe that we are SeaMed's only material non-medical customer. As such, we face an increased risk that SeaMed may choose to focus exclusively on manufacturing medical products and cease making our products. Should SeaMed cease manufacturing Coinstar units, we would be required to locate and qualify additional suppliers. We may be unable to locate alternate manufacturers on a timely basis.

    On March 16, 1999 SeaMed announced that it had entered into an agreement to merge with Plexus Corp. of Neenah, Wisconsin. The merger is subject to conditions, including shareholder approval. SeaMed's management has assured us that the combined entity will be able to continue to meet our manufacturing needs and that the merger will add additional capacity. However, we cannot be certain that if the merger is completed, Plexus will continue to operate in Redmond, Washington or be able to meet our manufacturing needs without additional cost, or at all.

    In addition, we obtain some key hardware components used in the Coinstar units from sole source suppliers. We cannot be certain that we will be able to continue to obtain an adequate supply of these components in a timely manner or, if necessary, from alternative sources. If we are unable to obtain sufficient quantities of components or to locate alternative sources of supply on a timely basis, we may experience delays in installing or maintaining Coinstar units, either of which could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

    We rely on third-party service providers for substantial support and service efforts that we currently do not provide directly. In particular, we contract with armored carriers and other third party providers to arrange for pick-up, processing and deposit of coins. We generally contract with one transportation provider and coin processor to service a particular region. Many of these service providers do not have long-standing relationships with us and our contracts with them generally can be terminated by either party with advance notice ranging from 30 to 90 days. We do not currently have nor do we expect to have in the foreseeable future the internal capability to provide back up service in the event of sudden disruption in service from an armored carrier company. Any failure by us to maintain our existing relationships or to establish new relationships on a timely basis or on acceptable terms would harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness. Moreover, as with any business that handles large volumes of cash, we are susceptible to theft, counterfeit and other forms of fraud, including security breaches of our computing system that performs important accounting functions. We cannot be certain that we will be successful in developing product enhancements and new services to thwart such attempts.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR PATENTS AND PROPRIETARY
  RIGHTS

    Our future success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. We have five issued patents relating to the removal of debris from coins processed in a self-service environment and other aspects of self-service coin processing.

    We cannot assure you that any of our patents will be held valid if challenged, that any pending patent applications will issue, or that other parties will not claim rights in or ownership of our patents and other proprietary rights. Moreover, patents issued to us may be circumvented or fail to provide adequate protection. Our competitors might independently develop or patent technologies that are substantially equivalent or superior to our technologies.


    On June 18, 1997 we filed suit in the United States District Court, Northern District of California against CoinBank Automated Systems, Inc., one of our competitors, based on alleged infringement of one of our United States patents. On June 27, 1997 CoinBank answered our patent infringement claim and counterclaimed for declaration of non-infringement, invalidity and unenforceability of this patent, and filed a claim for breach of warranty against Scan Coin. The claim against Scan Coin has been dismissed by agreement of the parties. On January 26, 1998 the court, in response to cross motions for summary judgment filed by both parties, held that some of CoinBank's devices did not infringe on the subject patent, and that there remained a question of fact as to the infringement of other devices. On October 27, 1998 we added our most recently issued patent to the pending litigation by agreement of the parties. CoinBank has filed a motion for summary judgment, dated June 4, 1999, contending that one of our patents that is the subject of the lawsuit is invalid, or alternatively that CoinBank machines do not infringe the patent. A hearing on the motion is currently scheduled for July 12, 1999. In addition, we have commenced settlement discussions with CoinBank. We cannot assure you that we will prevail in our patent infringement claim against CoinBank or on any claim that may be filed by CoinBank against us or, that as a result of the patent infringement claim, our patents will not be limited in scope or found to be invalid.

    Since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed by others which, if issued as patents, could cover our products. We cannot be certain that others will not assert patent infringement claims or claims of misappropriation against us based on current or pending U.S. and/or foreign patents, copyrights or trade secrets or that such claims will not be successful. In addition, defending our company and our retail partners against these types of claims, regardless of their merits, could require us to incur substantial costs and divert the attention of key personnel. Parties making these types of claims may be able to obtain injunctive or other equitable relief which could effectively block our ability to provide our coin processing service and use our processing equipment in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, we may need or be required to obtain one or more licenses from, as well as grant one or more licenses to, others. We cannot assure you that we could obtain necessary licenses from others at a reasonable cost or at all.


    We also rely on trade secrets to develop and maintain our competitive position. Although we protect our proprietary technology in part by confidentiality agreements with our employees, consultants and corporate partners, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be discovered independently by our competitors. The failure to protect our intellectual property rights effectively or to avoid infringing the intellectual property rights of others could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

THERE ARE MANY RISKS ASSOCIATED WITH DOING BUSINESS IN INTERNATIONAL MARKETS

    We intend to increase our deployment of Coinstar units in select international markets. We have only recently begun to expand our business internationally through limited trials in the United Kingdom and Canada and, accordingly, have limited experience in operating in international markets. We anticipate that our international operations will become increasingly significant to our business. International transactions pose a number of risks, including:

    - failure of customer acceptance,

    - risks of regulatory delays or disapprovals with respect to our products and services,

    - competition from potential and current coin-counting businesses,

    - exposure to exchange rate risks,

    - restrictions on the repatriation of funds,

    - political instability,

    - adverse changes in tax, tariff and trade regulations,

    - difficulties with foreign distributors,

    - difficulties in managing an organization spread over several countries, and

    - weaker legal protection for intellectual property rights.

    These risks could seriously harm our business, financial condition, results of operations and ability to achieve sufficient cash flow to service our indebtedness.

    Our expansion into Europe will present challenges different from those faced in the United States. We expect to face greater competition than currently is the case in the United States because banks in Europe typically offer coin-counting services to their customers and most of the world's self-service coin-counting machine manufacturers are located in Europe. Some of these manufacturers have been involved in attempts to set up networks similar to ours. In addition, local laws and market conditions may require us to change our fee structure. We also will face a number of technical challenges as we attempt to expand into Europe. In several areas, close national borders may require that our units be able to handle as many as six different national coin sets, as well as the new Euro coin. Supermarkets in Europe tend to be smaller than those in the United States. Because of this, floor space is more of an issue than in the typical supermarket in the United States. As a result, it may be necessary for us to reduce the size of our unit to succeed in Europe. Reducing our unit size could present technical challenges, and the smaller capacity that might result from a smaller unit could increase operating costs in servicing the units. Many local laws do not permit stores to be operated on a 24-hour, seven day per week basis. This could reduce volumes and present challenges in our servicing of the units. We also expect to face higher telecommunications costs in Europe than in the United States, and a European network may need to make extensive use of cellular communications.

WE DEPEND UPON KEY PERSONNEL AND NEED TO HIRE ADDITIONAL PERSONNEL

    Our performance is substantially dependent on the continued services of our executive officers and key employees, all of whom we employ on an at-will basis. Our long-term success will depend on our ability to recruit, retain and motivate highly skilled personnel. Competition for such personnel is intense. We have at times experienced difficulties in recruiting qualified personnel, and we may experience difficulties in the future. The inability to attract and retain necessary technical and managerial personnel could seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness. Currently, we maintain a "key man" life insurance policy on our chairman and chief executive officer, Jens Molbak, in the amount of $2.0 million. See "Management--Executive Officers, Directors and Key Employees".

DEFECTS IN OR FAILURES OF OUR OPERATING SYSTEM COULD HARM OUR BUSINESS

    We collect financial and operating data, and monitor performance of Coinstar units, through a wide-area communications network connecting each of the Coinstar units with a central computing system at our headquarters. This information is used to track the flow of coins, verify coin counts and schedule the dispatch unit service and coin pickup. The operation of Coinstar units depends on sophisticated software, computing systems and communication services that may contain undetected errors or may be subject to failures. These errors may arise particularly when new services or service enhancements are added or when the volume of services provided increases. Although each Coinstar unit is designed to store all data collected, thereby helping to ensure that critical data is not lost due to an operating systems failure, our inability to collect the data from our Coinstar units could lead to a delay in processing coins and crediting the accounts of our retail partners for vouchers already redeemed. The design of the operating systems to prevent loss of data may not operate as intended. Any loss or delay in collecting coin processing data would seriously harm our operations.

    We have in the past experienced limited delays and disruptions resulting from upgrading or improving our operating systems. Although such disruptions have not had a material effect on our operations, future upgrades or improvements could result in delays or disruptions that would seriously harm our operations. In particular, we are currently planning some significant improvements in our operating platform in order to support our projected expansion of the installed base of Coinstar units and the potential addition of value-added services. While we are taking steps to ensure that the potential adverse impact of such improvements on our operations is minimized, we cannot be certain that the platform will be able to handle the increased volume of services expected from the continued expansion of our network and the potential addition of value-added services or that the improvements will occur on a timely basis so as not to disrupt such continued expansion and potential addition of value-added services.

    The communications network on which we rely is not owned by us and is subject to service disruptions. Further, while we have taken significant steps to protect the security of our network, any breach of security whether intentional or from a computer virus could seriously harm us. Any service disruptions, either due to errors or delays in our software or computing systems or interruptions or breaches in the communications network, or security breaches of the system, could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES TO REMAIN COMPETITIVE

    The self-service coin processing market is relatively new and evolving. We anticipate that, as the market matures, it will be subject to technological change, new services and product enhancements, particularly as we expand our service offerings. Accordingly, our success may depend in part upon our ability keep pace with continuing changes in technology and consumer preferences while remaining price competitive. Our failure to develop technological improvements or to adapt our products and services to technological change on a timely basis could, over time, seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

    Our Common Stock price has fluctuated substantially since our initial public offering in July 1997. The market price of our Common Stock could decline from current levels or continue to fluctuate. The market price of our Common Stock may be significantly affected by the following factors:

    - announcements of technological innovations or new products or services by us or our competitors,

    - trends and fluctuations in use of Coinstar units,

    - the termination of one or more retail distribution contracts,

    - timing of installations relative to financial reporting periods,

    - release of reports,

    - operating results below market expectations,

    - changes in, or our failure to meet, financial estimates by securities analysts,

    - industry developments,

    - market acceptance of the Coinstar service by retail partners and consumers,

    - economic and other external factors, and

    - period-to-period fluctuations in our financial results.

    In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

OUR BUSINESS COULD BE HARMED BY YEAR 2000 COMPLIANCE ISSUES

    Many currently installed computer systems and software programs were designed to use only a two-digit date field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Until the date fields are updated, the systems and programs could fail or give erroneous results when referencing dates following December 31, 1999. Such failure or errors could occur prior to the actual change in century. We rely on computer applications for our coin processing machines and to manage and monitor our accounting and administrative functions. Such failure or malfunction could cause disruptions of operations, including among other things a temporary inability to process transactions or engage in normal business activities. In addition, our retail partners, suppliers and service providers, including financial institutions, rely upon computer applications, some of which may contain software that may fail or give erroneous results as a result of the upcoming change in century, with respect to functions that materially affect their interactions with us. While we do not believe our computer systems or applications currently in use will be harmed by the upcoming change in century, we have not completed our assessment as to whether any of our retail partners, suppliers or service providers will be so affected. Failure or malfunction of our software or that of our retail partners, suppliers or service providers could seriously harm our business, financial condition and results of operations and on our ability to achieve sufficient cash flow to service to our indebtedness. We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy".

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK

    Provisions of our certificate of incorporation, bylaws and rights plan and of Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

                           FORWARD-LOOKING STATEMENTS

    This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements contained herein (including without limitation statements to the effect that we or our management "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of many different factors, including those set forth in the "Risk Factors" section. Reference is also made to the particular discussions set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                USE OF PROCEEDS


    We estimate that the net proceeds from our sale of 4,000,000 shares of common stock at an assumed initial price to public of $22.4375 per share will be approximately $84.3 million, after deducting the underwriting discount and estimated offering expenses that we will pay, or $97.0 million if the underwriters' option to purchase additional shares in the offering is exercised in full.


    We intend to use the net proceeds from this offering to invest in the expansion of our networks in the United States, to support our planned expansion internationally, to develop and market new products and product enhancements, for working capital, capital expenditures and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, technologies, products or services that are complementary to our business or repurchase some of the Notes, which accrue interest at the rate of 13.0% per year and mature in October 2006. We have no present plans or commitments and are not currently engaged in any negotiations with respect to such transactions that are material. Pending such uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market under the symbol "CSTR" since our initial public offering on July 2, 1997. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing bid prices per share of our common stock, as reported on the Nasdaq National Market since our initial public offering.


                                           HIGH       LOW
                                         --------  ----------
1997
  Third Quarter (beginning July 3,
    1997)............................... $ 14 1/8  $  9 7/8
  Fourth Quarter........................   12 7/8     8 1/16

1998
  First Quarter.........................    9 1/8     8
  Second Quarter........................    9 7/8     6 1/2
  Third Quarter.........................    9 3/4     4 3/4
  Fourth Quarter........................   10 3/4     5 5/16

1999
  First Quarter.........................   17 3/4     9 11/16
  Second Quarter (through June 22,
    1999)...............................   26 1/4    15

    Bid prices for the Nasdaq National Market reflect inter-dealer prices, do not include retail mark-ups, mark-downs and commissions and do not necessarily reflect actual transactions.


    As of March 31, 1999, there were approximately 213 stockholders of record of our common stock. On June 22, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $22.4375 per share.


                                DIVIDEND POLICY

    We have never paid any dividends and do not anticipate declaring or paying cash dividends in the foreseeable future. We intend to retain future earnings, if any, to reinvest in our business and repay indebtedness. Instruments governing certain of our debt restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                                    DILUTION

    Our net tangible book value as of March 31, 1999 was approximately $(25.8) million or $(1.67) per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of March 31, 1999.


    Our pro forma net tangible book value as of March 31, 1999, would have been $58.5 million, or $3.01 per share, after giving effect to the issuance and sale of the 4,000,000 shares of common stock offered by Coinstar at an assumed initial price to public of $22.4375 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by Coinstar. This represents an immediate increase in pro forma net tangible book value per share of $4.68 to existing stockholders and an immediate dilution per share of $19.43 to new investors. The following table illustrates this per share dilution:



Assumed initial price to public............................             $ 22.4375
                                                                        ---------

  Net tangible book value before the offering..............  $   (1.67)
                                                             ---------

  Increase in pro forma net tangible book value
    attributable to net proceeds from the offering.........       4.68
                                                             ---------

Pro forma net tangible book value per share after the
  offering.................................................                 3.01
                                                                        ---------

Dilution to new investors..................................             $  19.43
                                                                        ---------
                                                                        ---------

                                 CAPITALIZATION


    The following table shows our capitalization as of March 31, 1999, on an actual basis, and as adjusted basis to reflect our sale of 4,000,000 shares of common stock at an assumed initial price to public of $22.4375 per share, after deducting the underwriting discounts and estimated offering expenses that we will pay.



                                                                         MARCH 31, 1999
                                                                     -----------------------
                                                                      ACTUAL    AS ADJUSTED
                                                                     ---------  ------------
                                                                         (IN THOUSANDS)
Debt:
  Senior Subordinated Discount Notes Due 2006......................  $  88,436   $   88,436
  Other long term obligations, including current portion...........      1,505        1,505
                                                                     ---------  ------------
  Total debt, including current portion............................     89,941       89,941
                                                                     ---------  ------------
                                                                     ---------  ------------

Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000,000 shares authorized,
    no shares issued and outstanding...............................         --           --
  Common Stock, $0.001 par value, 45,000,000 shares authorized,
    15,441,611 shares issued and outstanding actual; 19,441,611
    shares issued and outstanding as adjusted(1)...................     62,531      146,845
Contributed capital for warrants...................................      1,347        1,347
Accumulated other comprehensive income.............................         (3)          (3)
Accumulated deficit................................................    (86,948)     (86,948)
                                                                     ---------  ------------
  Total stockholders' equity.......................................    (23,073)      61,241
                                                                     ---------  ------------
    Total capitalization...........................................  $  66,868   $  151,182
                                                                     ---------  ------------
                                                                     ---------  ------------


-------------

(1) Excludes 3,606,565 shares of common stock reserved for issuance under our stock option and stock purchase plans, 2,129,531 shares of which were subject to outstanding options as of March 31, 1999 at a weighted average exercise price of $8.96 per share and 980,000 shares of which are subject to stockholder approval. Also excludes 1,076,883 shares of common stock reserved for issuance upon exercise of outstanding warrants at a weighted average exercise price of $13.35 as of March 31, 1999. See Notes 6, 8 and 9 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data at December 31, 1997 and 1998, are derived from, and are qualified by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The financial data as of and for the periods ended March 31, 1998 and 1999 are unaudited, but have been prepared on a basis consistent with our audited consolidated financial statements and the notes thereto and include all adjustments (constituting only normal recurring adjustments) which we considered necessary for a fair presentation of the information. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of results to be expected for the year or any future periods.

                                                                                              THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,           MARCH 31,
                                                            -------------------------------  --------------------
                                                              1996       1997       1998       1998       1999
                                                            ---------  ---------  ---------  ---------  ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE, UNIT AND PER UNIT
                                                                                    DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue...................................................  $   8,312  $  25,007  $  47,674  $   8,823  $  15,791
Expenses:
  Direct operating........................................      7,258     17,899     26,565      5,823      7,939
  Regional sales and marketing............................      1,505      3,088      3,778        917      1,318
  Product research and development........................      3,969      6,362      4,744      1,410        940
  Selling, general and administrative.....................      5,351     11,079     14,112      3,276      3,381
  Depreciation and amortization...........................      4,134      8,679     13,237      2,813      4,103
                                                            ---------  ---------  ---------  ---------  ---------
Loss from operations......................................    (13,906)   (22,100)   (14,762)    (5,416)    (1,890)
Other income (expense):
  Interest income.........................................        848      2,328      1,367        501        163
  Interest expense........................................     (2,661)    (9,822)   (10,817)    (2,571)    (2,851)
  Other income............................................         --         --        240         39         44
                                                            ---------  ---------  ---------  ---------  ---------
Net loss before extraordinary item........................    (15,719)   (29,593)   (23,973)    (7,447)    (4,534)
Extraordinary item loss related to early retirement of
  debt....................................................       (249)        --         --         --         --
Net loss..................................................  $ (15,967) $ (29,593) $ (23,973) $  (7,447) $  (4,534)
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------
Loss per share before extraordinary item, basic and
  diluted(1)..............................................  $  (20.06) $   (3.81) $   (1.58) $   (0.49) $   (0.30)
Extraordinary item per share, basic and diluted(1)........      (0.31)        --         --         --         --
Loss per share, basic and diluted(1)......................  $  (20.37) $   (3.81) $   (1.58) $   (0.49) $   (0.30)
Weighted average shares outstanding(1)....................        784      7,761     15,150     15,080     15,358

OTHER DATA:
Number of new Coinstar units installed during the
  period..................................................      1,238      1,703      1,609        327        428
Installed base of Coinstar units at end of the period.....      1,501      3,204      4,813      3,531      5,241
Average age of network for the period (months)............        6.5       10.0       15.5       13.4       19.2
Number of regional markets................................         23         40         58         42         64
Value of coins processed..................................  $ 115,476  $ 332,526  $ 623,258  $ 117,298  $ 177,248
Direct contribution(2)....................................      1,054      7,108     21,109      3,000      7,852
Direct contribution margin(2)(3)..........................       12.7%      28.4%      44.3%      40.0%      49.7%
EBITDA(4).................................................  $  (9,771) $ (13,421) $  (1,525) $  (2,603) $   2,213
Annualized revenue per average installed unit(5)..........      9,860     10,709     11,893     10,597     12,699
Annualized direct contribution per average installed
  unit(2)(5)..............................................      1,250      3,044      5,281      3,601      6,331
International development costs(6)........................         --         --        369         28        275

                                                                                 DECEMBER 31,             MARCH 31,
                                                                        -------------------------------  -----------
                                                                          1996       1997       1998        1999
                                                                        ---------  ---------  ---------  -----------
                                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments(7)..................  $  56,310  $  56,803  $  41,871   $  39,964
Total assets..........................................................     82,531    103,546     98,833      99,285
Long-term debt and capital lease obligations, including current
  portion.............................................................     70,065     78,945     88,056      89,941
Mandatorily redeemable preferred stock................................     24,972         --         --          --
Paid in capital(8)....................................................      6,871     61,553     62,372      63,878
Total stockholders' equity (deficit)..................................  $ (21,976) $   3,109  $ (20,039)  $ (23,073)

-------------
(1) See Note 9 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing loss per share information, basic and diluted.

(2) Direct contribution is defined as revenue less direct operating expenses. We use direct contribution as a measure of operating performance to assist in understanding our operating results. Direct contribution is not a measure of financial performance under Generally Accepted Accounting Principles ("GAAP") and should not be considered in isolation or as an alternative to gross margin, income (loss) from operations, net income (loss), or any other measure of performance under GAAP.

(3) Direct contribution margin is defined as direct contribution divided by revenue.

(4) EBITDA represents earnings before interest expense, income taxes, depreciation, amortization and other income/ expense. EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as an alternative to net income or cash flow from operations as determined by GAAP. We believe that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness.

(5) Based on revenue or direct contribution (annualized in the case of the three month period ended March 31, 1998 and 1999) divided by monthly averages of units in operation over the applicable period.

(6) International development costs represent the costs incurred by Coinstar International Inc., our wholly owned subsidiary, related to the exploration of our international expansion. All costs related to international development (such as market research and travel) are expensed as incurred in accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", issued on April 3, 1998.

(7) Cash, cash equivalents and short-term investments include funds in transit, which represent amounts being processed by armored cash carriers or residing in Coinstar units of $21.5 million at March 31, 1999 and $21.8 million, $14.2 million and $5.5 million at December 31, 1998, 1997, and 1996. Funds in transit prior to such dates are negligible.

(8) Paid in capital consists of paid in capital for common stock and contributed capital for warrants.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW


    We currently derive substantially all our revenue from coin processing services generated by our installed base of Coinstar units located in supermarket chains in 38 states across the United States. We generate revenue based on a processing fee charged on the total dollar amount of coins processed in a transaction. In December 1998, we changed this processing fee at most locations to 8.9% from the previous rate of 7.5%. Coin processing fee revenue is recognized at the time the customers' coins are counted by the Coinstar unit. Overall revenue growth is dependent on both the rate of new installations and the growth in coin processing volumes of our installed base. Our experience to date is that coin processing volumes per unit have generally increased with the length of time the unit is in operation as trial levels of the service increase, driving initial trial and repeat usage for the service. We believe that coin processing volumes per unit may also be affected by other factors such as public relations, advertising and other activities that promote trials of the units, as well as the amount of consumer traffic in the stores in which the units are located and seasonality. Given our limited operating history, there can be no assurance, however, that unit volumes will continue to increase as a function of the time the unit is in operation, or that unit volumes will be affected by such other factors. We expect that as we continue to aggressively expand installations relative to the size of our installed base, the average revenue per unit may decrease even as the per unit dollar volume of more mature units increases.

    We established a wholly-owned subsidiary, Coinstar International, Inc., in March 1998 to explore expanding our operations internationally. At the present time, Coinstar International is piloting an eight store test in Canada to determine the viability of the Canadian market for our services and is piloting eight Coinstar units in the United Kingdom. In addition, Coinstar International is investigating the viability of our services in certain European countries. We have also established a wholly-owed subsidiary, MyShoppinglist.com, Inc., in December 1998 to explore the development and deployment of electronic commerce technology, including Coinstar Shopper.

    Direct operating expenses are comprised of the regional expenses associated with Coinstar unit operations and support and consist primarily of coin pickup and processing, field operations support and related expenses, retail operations support and the amount of our service fee that we share with our retail partners. Coin pickup and processing costs, which represent a major portion of direct operating expenses, vary based on the level of total coin processing volume and the density of the units within a region. We believe that while coin pickup and processing costs are variable based on units in service and coin volume generated, economies related to these direct expense components can be achieved through increasing the density of units in operation in regional markets. Field service operations and related expenses vary depending on the number of geographic regions in which Coinstar units are located and the density of the units within a region. Regional sales and marketing expenses are comprised of ongoing marketing, advertising and public relations efforts in existing market regions and startup marketing expenses incurred to launch our services in new regional markets. Product research and development expense consists of the development costs of the Coinstar unit software, network applications, Coinstar unit improvements and new product development. Selling, general and administrative expenses are comprised of management compensation, administrative support for field operations, the customer service center, sales and marketing support, systems and engineering support, computer network operations, accounting, human resources and occupancy expenses. Depreciation and amortization consists primarily of depreciation charges on Coinstar units and, to a lesser extent, depreciation on furniture and fixtures, automobiles, computer equipment and amortization of intangibles. Other income consists of rental income from a sublease of unused office space.

    Since 1995, we have devoted significant resources to building a sales and marketing organization, adding administrative personnel and developing the network systems and infrastructure to support the rapid growth of our installed base of Coinstar units. The cost of this expansion and the significant depreciation expense of our installed network have resulted in significant operating losses to date and an accumulated stockholders' deficit of $86.9 million as of March 31, 1999. We expect to continue to evaluate new marketing and promotional programs to increase the breadth and rate of customer utilization of our service and to engage in systems and product research and development. We expect these expenses will negatively impact our operating results. We believe that our future revenue growth, operating margin gains and profitability will be dependent upon the penetration of our installed base with retail partners in existing markets, expansion and penetration of installations in new market regions and successful ongoing marketing and promotional activities to sustain the growth in unit coin volume over time. Given our limited operating history, unpredictability of the timing of installations with retail partners and the resulting revenues, and the continued market acceptance of our service by consumers and retail partners, our operating results for any quarter are subject to significant variation, and we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

RESULTS OF OPERATIONS

    The following table shows revenue and expense as a percent of revenue for the periods presented:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1996     1997     1998
                                                              ------   ------   ------
Revenue.....................................................   100.0%   100.0%   100.0%
Expenses:
  Direct operating..........................................    87.3     71.6     55.7
  Regional sales and marketing..............................    18.1     12.3      7.9
  Product research and development..........................    47.8     25.4     10.0
  Selling, general, and administrative......................    64.4     44.3     29.6
  Depreciation and amortization.............................    49.7     34.7     27.8
                                                              ------   ------   ------
Loss from operations........................................  (167.3)%  (88.4)%  (31.0)%
                                                              ------   ------   ------
                                                              ------   ------   ------

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                               ---------------
                                                                1998     1999
                                                               ------   ------
Revenue.....................................................    100.0%   100.0%
Expenses:
  Direct operating..........................................     66.0     50.3
  Regional sales and marketing..............................     10.4      8.3
  Product research and development..........................     16.0      6.0
  Selling, general, and administrative......................     37.1     21.4
  Depreciation and amortization.............................     31.9     26.0
                                                               ------   ------
Loss from operations........................................    (61.4)%  (12.0)%
                                                               ------   ------
                                                               ------   ------

THREE MONTHS ENDED MARCH 31, 1998 AND 1999

  REVENUE

    Revenue increased by 79.5% to $15.8 million for the quarter ended March 31, 1999 from $8.8 million in the comparable 1998 period. The increase was due to
(1) the increase in the number of Coinstar units in service during the 1999 period, (2) the increase in the volume of coins processed by the units in service during this period, and (3) the increase in the service fee from 7.5% to 8.9% in December 1998. The installed base of Coinstar units increased to 5,241 as of March 31, 1999 from 3,531 units as of March 31, 1998. The dollar value of coins processed increased to $177.2 million during the quarter ended March 31, 1999 from $117.3 million in the comparable 1998 period.

  DIRECT OPERATING EXPENSES


    Direct operating expenses increased to $7.9 million for the quarter ended March 31, 1999 from $5.8 million in the comparable 1998 period. The increase in direct operating expenses was primarily attributable to (1) an increase in retailer revenue sharing resulting from an increase in December 1998 of the amount of our service fee that we share with our retail partners, and (2) the increase in field service personnel and direct support expenses associated with our growth and expansion into six new regional markets. Direct operating expenses as a percentage of revenue decreased to 50.3% in the quarter ended March 31, 1999 from 66.0% in the comparable 1998 period. The decrease in direct operating expenses as a percentage of revenue was the result of (1) the realization of coin pickup and processing cost economies from increased regional densities and utilization of cheaper, more efficient coin pick-up methods, and
(2) the decline in field service expenses per unit as a percentage of revenue brought about by our increased density in our existing markets.


  REGIONAL SALES AND MARKETING

    Regional sales and marketing expenses increased to $1.3 million for the quarter ended March 31, 1999 from $917,000 in the comparable 1998 period. The increase in regional marketing expense was the result of an increased level of radio and television advertising in selected markets, offset partially by a decrease in new market launches and promotional activity. Regional sales and marketing as a percentage of revenue decreased to 8.3% in the quarter ended March 31, 1999 from 10.4% in the comparable 1998 period. The decrease in regional sales and marketing as a percentage of revenue was the result of (1) increasing volumes processed by the network, and (2) lower advertising costs per unit as we increase the density of units within a region.

  PRODUCT RESEARCH AND DEVELOPMENT

    Product research and development expenses decreased to $940,000 for the quarter ended March 31, 1999 from $1.4 million in the comparable 1998 period. The decrease in product research and development costs reflects the decrease in expenditures associated with the completion of the development of the new coin-counting technology and the completion of our new operating system. Product research and development as a percentage of revenue decreased to 6.0% in the quarter ended March 31, 1999 from 16.0% in the comparable 1998 period. While we currently expense all product research and development costs, a portion, related to internally developed software, may be capitalized in the future.

  SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses increased to $3.4 million for the quarter ended March 31, 1999 from $3.3 million in the comparable 1998 period. Selling, general and administrative as a percentage of revenue decreased to 21.4.% in the quarter ended March 31, 1999 from 37.1% in the comparable 1998 period. The decrease in selling, general, and administrative as a percentage of revenue was the result of (1) increasing volumes processed by the network combined with (2) the realization of improved operating efficiencies.

  DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expenses increased to $4.1 million for the quarter ended March 31, 1999 from $2.8 million in the comparable 1998 period. The increase was primarily due to the increase in the installed base of Coinstar units during these periods. Depreciation and amortization as a percentage of revenue decreased to 26.0% in the quarter ended March 31, 1999 from 31.9% in the comparable 1998 period. During the quarter, we wrote off certain obsolete equipment resulting in a one time charge of $68,000 during the period. The decrease in depreciation and amortization as a percentage of revenue was the result of increasing volumes processed through the network. We expect depreciation and amortization expense to increase significantly over the next several years as a result of expected increases in the installation of Coinstar units.

  OTHER INCOME AND EXPENSE

    We generated other income of $42,000 for the quarter ended March 31, 1999 due to the subleasing of excess office space. On March 12, 1999 this third party lessor announced that it was suspending its operations and vacated the space as of March 31, 1999. We are currently evaluating alternative subleasing arrangements. However, we believe that this event will not have a material adverse impact on our results of operations. The sublease expires January 31, 2000.

    Interest income decreased to $163,000 for the quarter ended March 31, 1999 from $501,000 in the comparable 1998 period. The decrease in interest income is attributed to a reduction in invested cash balances resulting from the sale of certain short-term investments to finance the installation of Coinstar units during the period.

    Interest expense increased to $2.9 million for the quarter ended March 31, 1999 from $2.6 million in the comparable 1998 period. The increase was primarily due to the accretion of the Notes. No cash interest payments are due on the Notes until April 2000.

  NET LOSS


    Net loss decreased to $4.5 million for the three month quarter ended March 31, 1999 from $7.4 million in the comparable 1998 period. The decrease in the net loss was primarily due to an increase in our direct contribution (i.e., revenue minus direct operating expenses) combined with a reduction in the rate of growth of expenses. As a result, the reduction in net loss reflects the operating leverage of the Coinstar network resulting from the relatively fixed nature of a number of our costs. In the longer term, we expect that we will not be required to add as much infrastructure as we have in the past to support our installed base and as a result expect to achieve profitability as our revenue from our larger base of installed units grows proportionately faster than our expenses. There can be no assurance, however, that we will install a sufficient number of units or obtain sufficient market acceptance to allow us to achieve or sustain profitability.


YEARS ENDED DECEMBER 31, 1997 AND 1998

  REVENUE

    Revenue increased by 90.8% to $47.7 million in 1998 from $25.0 million in the comparable 1997 period. The increase was due principally to the increase in the number of Coinstar units in service during the 1998 period and the increase in the volume of coins processed by the units in service during this period. The installed base of Coinstar units increased to 4,813 as of December 31, 1998 from 3,204 units as of December 31, 1997. The dollar value of coins processed increased to $623.3 million during the 1998 period from $332.5 million in the comparable 1997 period.

  DIRECT OPERATING EXPENSES

    Direct operating expenses increased to $26.6 million in 1998 from $17.9 million in the comparable 1997 period. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs, as a result of the increased dollar volumes processed by the network and the increase in field service personnel expenses associated with the hiring and training of new field service personnel to support our growth and our expansion into 18 new regional markets as of December 31, 1998. Direct operating expenses as a percentage of revenue decreased to 55.7% in the 1998 period from 71.6% in the comparable 1997 period. The decrease in direct operating expenses as a percentage of revenue was the result of (1) the realization of coin pickup and processing cost economies from regional densities and utilization of cheaper, more efficient coin pick-up methods, and (2) a decline in field service expenses per unit as a percentage of revenue brought about by our increased density in our existing markets.

    REGIONAL SALES AND MARKETING. Regional sales and marketing expenses increased to $3.8 million in 1998 from $3.1 million in the comparable 1997 period. The increase in regional marketing expense was the result of an increased level of television advertising, offset partially by a decrease in new market launches and promotional activity. Regional sales and marketing as a percentage of revenue decreased to 7.9% in the 1998 period from 12.3% in the comparable 1997 period. The decrease in regional sales and marketing as a percentage of revenue was the result of (1) increasing volumes processed by the network, and (2) lower advertising costs per unit as we increased the density of units within a region.

    PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses decreased to $4.7 million in 1998 from $6.4 million in the comparable 1997 period. The decrease in product research and development costs reflects the decrease in expenditures associated with the completion of the development of the new coin-counting technology and the completion of our new operating system. Product research and development as a percentage of revenue decreased to 10.0% in the 1998 period from 12.3% in the comparable 1997 period.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $14.1 million in 1998 from $11.1 million in the comparable 1997 period. The principal component of such expenses was employee compensation. The period-to-period increase primarily reflects an investment in higher staffing levels to support our rapid growth and expansion. Selling, general and administrative as a percentage of revenue decreased to 29.6% in the 1998 period from 44.3% in the comparable 1997 period. The decrease in selling, general, and administrative as a percentage of revenue was the result of (1) increasing volumes processed by the network combined with (2) the realization of improved operating efficiencies.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $13.2 million in 1998 from $8.7 million in the comparable 1997 period. The increase was primarily due to the increase in the installed base of Coinstar units during these periods. Depreciation and amortization as a percentage of revenue decreased to 27.8% in the 1998 period from 34.7% in the comparable 1997 period. The decrease in depreciation and amortization as a percentage of revenue was the result of increasing volumes processed through the network.

  OTHER INCOME AND EXPENSE

    We generated other income of $240,000 in 1998 due to the subleasing of excess office space.

    Interest income decreased to $1.4 million in 1998 from $2.3 million in the comparable 1997 period. The decrease in interest income resulted from a reduction in invested cash balances resulting from the sale of certain short-term investments to finance the installation of Coinstar units during the period.

    Interest expense increased to $10.8 million in 1998 from $9.8 million in the comparable 1997 period. The increase was primarily due to the accretion of the Notes. No cash interest payments are due on the Notes until April 2000.

  NET LOSS

    Net loss decreased to $24.0 million in 1998 from $29.6 million in the comparable 1997 period. The decrease in the net loss was primarily due to an increase in our direct contribution combined with a reduction in the rate of growth of expenses, reflecting the operating leverage of the Coinstar network. In the longer term, we expect that we will not be required to add as much infrastructure as we have in the past to support our installed base and as a result expect to achieve profitability as our revenue from our larger base of installed units grows proportionately faster than our expenses. There can be no assurance, however, that we will install a sufficient number of units or obtain sufficient market acceptance to allow us to achieve or sustain profitability.

YEARS ENDED DECEMBER 31, 1996 AND 1997

  REVENUE

    Revenue increased by 201.2% to $25.0 million in 1997 from $8.3 million in 1996. The increase was due principally to the increase in the number of Coinstar units in service during 1997 and the increase in the volume of coins processed by the units in service during that year. The installed base of Coinstar units increased to 3,204 as of December 31, 1997 from 1,501 units as of December 31, 1996. The dollar value of coins processed increased to $332.5 million during 1997 from $115.5 million in 1996.

  DIRECT OPERATING EXPENSES

    Direct operating expenses increased to $17.9 million in 1997 from $7.3 million in 1996. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs as a result of the increased dollar volumes processed by the network and the increase in field service personnel expenses associated with the hiring and training of new field service personnel to support our accelerated growth and our expansion into 17 new regional markets in 1997. Direct operating expenses as a percentage of revenue decreased to 71.6% in 1997 from 87.3% in 1996. Direct operating expenses declined as a percentage of revenue due to (1) realization of coin pickup and processing cost economies from increased regional densities and (2) the decline in field service expenses per unit as a percentage of revenue brought about by our increased density in our existing markets.

    REGIONAL SALES AND MARKETING. Regional sales and marketing expenses increased to $3.1 million in 1997 from $1.5 million in 1996. The increase in regional marketing expense was the result of an increased level of advertising, cooperative promotion with our retail partners, public relations efforts focused in the new regions installed during 1997, and the initial incurrence of ongoing marketing expenses in existing markets. Regional sales and marketing expenses decreased as a percentage of revenue to 12.3% in the 1997 period from 18.1% in the comparable 1996 period. The decrease in sales and marketing as a percentage of revenue was the result of

(1) increasing volumes processed by the network and (2) lower advertising costs per unit as we increased the unit density within a region.

    PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses increased to $6.4 million in 1997 from $4.0 million in 1996. The principal component of such expenses was compensation costs and the year-to-year increase was due largely to higher staffing levels required for the improvement of existing and development of new Coinstar unit software, hardware, network applications and development costs related to new service offerings. Product research and development decreased as a percentage of revenue to 25.4% in the 1997 period from 47.8% in the comparable 1996 period. The decrease in product research and development as a percentage of revenue was the result of increasing volumes processed through the network.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $11.1 million in 1997 from $5.4 million in 1996. The principal component of such expenses was personnel compensation. The year-to-year increase primarily reflects an investment in higher staffing levels during 1997 to support our rapid growth and expansion. Selling, general, and administrative decreased as a percentage of revenue to 44.3% in the 1997 period from 64.4% in the comparable 1996 period. The decrease in selling, general, and administrative as a percentage of revenue was the result of increasing volumes processed through the network.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $8.7 million in 1997 from $4.1 million in 1996. The increase was primarily due to the increase in the installed base of Coinstar units during these periods. Depreciation and amortization decreased as a percentage of revenue to 34.7% in the 1997 period from 49.7% in the comparable 1996 period. The decrease in depreciation and amortization as a percentage of revenue was the result of increasing volumes processed through the network.

  INTEREST INCOME AND EXPENSE

    Interest income increased to $2.3 million in 1997 from $848,000 in 1996. The increase in interest income is attributable to higher invested cash balances resulting from net proceeds received from the sale of the Notes in October 1996 and the completion of the our initial public offering in July 1997.

    Interest expense increased to $9.8 million in 1997 from $2.7 million in 1996. The increase was due to the accretion of the Notes.

  NET LOSS

    Net loss increased to $29.6 million in 1997 from $16.0 million in 1996. The increase in net loss primarily was due to the fact that selling, general and administrative expenses, product research and development expenses, and depreciation and amortization expenses increased during the year at a disproportionately higher rate than our revenues. This was the result of our decision to build the infrastructure necessary to support the rapid growth of our installed base of units.

INCOME TAXES

    At December 31, 1998 and 1997, we had net deferred tax assets of approximately $28.0 million and $19.8 million, respectively, resulting primarily from net operating loss and credit carryforwards available to offset future income tax obligations. Such federal carryforwards expire through 2013. Based upon our history of operating losses and expiration dates of the loss carryforwards, we have recorded a valuation allowance to the full extent of our net deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 31, 1999 we had cash and cash equivalents of $37.9 million, short-term investments of $2.1 million and working capital of $7.4 million. Cash and cash equivalents include $21.5 million of funds in transit, which represent amounts being processed by armored car carriers or residing in Coinstar units. Net cash provided by operating activities was $3.4 million for the quarter ended March 31, 1999 compared to net cash used in operating activities of $2.9 million for the comparable period in 1998. Net cash provided by operating activities was $9.5 million for 1998 compared to net cash used in operating activities of $458,756 for 1997. The principal use of cash was to fund net operating losses incurred, offset by depreciation, other non-cash charges, and an increase in accounts payable and accrued liabilities.

    Net cash used by investing activities for the three months ended March 31, 1999 was $3.0 million and $275,000 in comparable period in 1998. Capital expenditures during the quarter ended March 31, 1999 were $5.0 million and in the comparable 1998 period were $4.7 million. Net cash provided by investing activities during 1998 was $9.0 million compared to net cash used in investing activities in 1997 of $31.9 million. Capital expenditures for 1998 were $23.0 million and for 1997 were $29.8 million. The majority of capital expenditures consist of the purchase of Coinstar units.

    Net cash used by financing activities for the three month ended March 31, 1999 was $272,000, which principally was the result of the repayment of long term debt and the payment of fees associated with the closing of the long term credit facility. The use of funds was partially offset by the proceeds from the exercise of stock options and employee stock purchases. Net cash provided by financing activities for the comparable 1998 period was $22,000, which was the result of the proceeds of the exercise of employee stock options and stock purchases, offset by the repayment of long term debt. Net cash used by financing activities for 1998 was $921,541, which principally was the result of the repayment of long term debt partially offset by the proceeds from the exercise of stock options. Net cash provided by financing activities for 1997 was $28.7 million, which was the result of our initial public offering and the proceeds of the exercise of stock warrants partially offset by the repayment of long term debt.

    In July 1997 we completed our initial public offering of 3,000,000 million shares of common stock at a purchase price of $10.50 per share for net proceeds of approximately $28.4 million. The net proceeds received by us have been and will be used (1) predominantly to fund capital expenditures and working capital in connection with the continued expansion of the Coinstar network, (2) for product research and development, and deployment of enhancements to the Coinstar unit and the coin processing network and (3) for general corporate purposes.

    As of March 31, 1999 we had outstanding secured irrevocable letters of credit with a bank which totaled $2.9 million. These letters of credit, which expire through August 1999, collateralize our obligations to third parties. As of March 31, 1999 no amounts were outstanding under these letters of credit.

    On February 19, 1999 we entered into a Credit Agreement with Imperial Bank, for itself and as agent of Bank Austria Creditanstalt Corporate Finance, Inc. ("Bank Austria" and, together with Imperial Bank, the "Lenders"). The Credit Agreement provides us with a credit facility of up to $25 million, consisting of revolving loans of $5 million from each of the Lenders, and term loans of $5 million from each of the Lenders. The Credit Agreement requires us to maintain certain financial covenants during the term of the agreement, which, among other things, prohibit us from paying dividends without the Lenders' consent. In addition, amounts available under the term loans will increase to $7.5 million per Lender after we have satisfied certain debt ratios. Upon the closing of this offering, the Credit Agreement will terminate according to its terms. We intend to amend the

Credit Agreement or enter into a new credit facility but we cannot assure you that we will be able to do so on reasonable terms or at all.

    In connection with the Credit Agreement, we issued to each of the Lenders a warrant to purchase 51,326 shares of our common stock. The exercise price for the warrants, which will expire on February 19, 2009, is $12.177 per share. The values of the warrants issued in connection with the Credit Agreement are recorded as contributed capital and represent discounts which are being amortized ratably over the term of the related debt. We have agreed, pursuant to certain Registration Rights Agreements dated February 19, 1999 with the Lenders, to file a registration statement on Form S-3 to register the shares issuable upon exercise of the warrants within 60 days following the date on which we have satisfied all of our obligations in full under the Credit Agreement and the Lenders have no further commitment to make loans or extend credit under the Credit Agreement (the "Loan Termination Date"). We must use reasonable efforts to cause the registration statement to be declared effective no later than 120 days following the Loan Termination Date and must keep the registration open for at least 45 days following the date the registration statement is declared effective. The Registration Rights Agreements also obligates us to include the common stock issuable upon exercise of the warrants in certain registration statements we may file.

    On March 3, 1999 we acquired from Compucook, Inc. assets consisting of Internet domain names, software, fixed assets, contracts, and web site content. In consideration of the purchase, we issued 25,000 common stock warrants at an exercise price of $15.63 per warrant, which expire on March 2, 2004. On April 15, 1999 we acquired from Nu World Marketing Limit Inc. assets consisting of Internet domain names, fixed assets, contracts, and web site content. As consideration for this purchase, we issued 25,000 shares of common stock.

    As of March 31, 1999 we also had outstanding $88.4 million of our 13.0% Senior Subordinated Discount Notes due 2006 ("the Notes"). The indebtedness associated with the Notes will grow to $95.0 million by October 1999. We must begin paying cash interest on the Notes in April 2000. Beginning at that time, we will have debt service obligations of over $12.0 million per year until October 2006 when the principal amount of $95.0 million will be due. The Indenture governing the Notes contains covenants that, among other restrictions, limit our ability to pay dividends or make other restricted payments, engage in transactions with affiliates, incur additional indebtedness, effect asset dispositions, or merge or sell substantially all our assets.

    We believe existing cash equivalents, short-term investments, and our Credit Agreement will be sufficient to fund our cash requirements and capital expenditure needs for the continued expansion of the domestic Coinstar network at the recent installation rate and to fund the pilot deployment of Coinstar units internationally for at least the next twelve months. The extent of additional financing needed will depend on the success of our business. If we significantly increase installations beyond planned levels or if unit coin processing volumes generated are lower than historical levels, our cash needs will be increased. Our future capital requirements will depend on a number of factors, including the timing and number of installations, the type and scope of service enhancements, the level of market acceptance of our service, the feasibility of international expansion, and potential new product and service offerings and product and service enhancements. See "Risk Factors -- Our future operating results remain uncertain", "-- Our quarterly operating results may fluctuate due to different usage rates of individual Coinstar units, seasonality of use and other factors" and "-- We have substantial indebtedness".

QUARTERLY FINANCIAL RESULTS

    The following table sets forth selected unaudited quarterly financial information and operating data for the last eight quarters. This information has been prepared on the same basis as our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the quarterly results for the periods. The operating results and data for any quarter are not necessarily indicative of the results for future periods.

                                                                      THREE MONTHS ENDED
                                   ----------------------------------------------------------------------------------------
                                    JUNE 30,    SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,
                                      1997        1997       1997       1998       1998       1998       1998       1999
                                   -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue..........................   $   5,294   $   7,762  $   7,957  $   8,823  $  10,472  $  13,576  $  14,802  $  15,791
Expenses:
Direct operating.................       3,966       5,276      5,208      5,823      6,142      7,141      7,458      7,939
Regional sales and marketing.....         972         798        689        917        854        930      1,077      1,318
Product research and
  development....................       1,640       1,637      1,644      1,410      1,329        867      1,138        940
Selling, general and
  administrative.................       2,630       2,669      3,252      3,276      3,726      3,531      3,579      3,381
Depreciation and amortization....       2,158       2,297      2,539      2,813      3,120      3,635      3,669      4,103
                                   -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations.............   $  (6,072)  $  (4,915) $  (5,375) $  (5,416) $  (4,699) $  (2,528) $  (2,119) $  (1,890)
                                   -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                   -----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

OTHER DATA:
Number of new Coinstar units
  installed during the period....         406         400        469        327        501        405        376        428
Installed base of Coinstar units
  at end of period...............       2,335       2,735      3,204      3,531      4,032      4,437      4,813      5,241
Average age of network for the
  period (months)................         9.3        10.6       11.7       13.4       14.8       15.8       17.5       19.2
Number of regional markets.......          33          35         40         42         49         57         58         64
Value of coins processed.........   $  70,626   $ 103,442  $ 105,692  $ 117,298  $ 139,227  $ 180,600  $ 186,166  $ 177,248
Direct contribution(1)...........       1,328       2,486      2,749      3,000      4,330      6,435      7,344      7,852
Direct contribution
  margin(1)(2)...................        25.1%       32.0%      34.5%      34.0%      41.3%      47.4%      49.6%      49.7%
EBITDA (3).......................   $  (3,914)  $  (2,618) $  (2,836) $  (2,603) $  (1,579) $   1,107  $   1,550  $   2,213
Annualized revenue per average
  installed unit(4)..............       9,939      12,284     10,907     10,597     11,195     12,703     12,937     12,699
Annualized direct contribution
  per average installed
  unit(1)(4).....................       2,494       3,935      3,768      3,601      4,568      6,021      6,405      6,331
International development
  costs(5).......................          --          --         --         28        241        116        369        275

-------------

(1) Direct contribution is defined as revenue less direct operating expenses. We use direct contribution as a measure of operating performance to assist in understanding our operating results. Direct contribution is not a measure of financial performance under Generally Accepted Accounting Procedures ("GAAP") and should not be considered in isolation or as an alternative to gross margin, income (loss) from operations, net income (loss), or any other measure of performance under GAAP.

(2) Direct contribution margin is defined as direct contribution divided by revenue.

(3) EBITDA represents earnings before interest expense, income taxes, depreciation, amortization and other income/ expense. EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as an alternative to net income or cash flow from operations as determined by GAAP. We, however, believe that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness.

(4) Based on actual quarterly results annualized divided by the monthly averages of units in operation over the applicable period.

(5) International development costs represent the costs incurred by Coinstar International related to the exploration of international expansion. All costs related to international development (such as market research and travel) are expensed as incurred in accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", issued on April 13, 1998.

    Based on our limited operating history, we believe that coin processing volumes have been affected by seasonality; in particular, coin processing volumes are lower in the months of January, February, September and October. There can be no assurance, however, that such seasonal trends will continue. Any projections of future seasonality are inherently uncertain due to our limited operating history and the lack of comparable companies engaged in the coin processing business.

    In addition to fluctuations in revenue resulting from factors affecting customer usage, timing of unit installations will result in significant fluctuations in quarterly results. The rate of installations does not follow a regular pattern, as it depends principally on installation schedules determined by agreements between us and our retail partners, variable length of partner trial periods and the planned coordination of multiple partner installations in a given geographic region.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities". This pronouncement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management believes the impact of adoption will not be material to the financial statements, taken as a whole. SFAS 133 is effective for fiscal years beginning after June 15, 1999.

EFFECTS OF YEAR 2000 ON THE COMPUTER PROGRAMS AND SYSTEMS

    Many currently installed computer systems and software programs were designed to use only a two-digit date field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Until the date fields are updated, the systems and programs could fail or give erroneous results when referencing dates following December 31, 1999. Such failure or errors could occur prior to the actual change in century. We rely on computer applications for our coin processing machines and to manage and monitor our accounting and administrative functions. Such failure or malfunction could cause disruption of operations, including among other things a temporary inability to process transactions or engage in normal business activities. In addition, our retail partners, suppliers and service providers (including financial institutions) rely upon computer applications, some of which may contain software that may fail or give erroneous results as a result of the upcoming change in century, with respect to functions that materially affect their interactions with us. Failure or malfunction of our software or that of our retail partners, suppliers or service providers could seriously harm our business, financial condition and results of operations and on our ability to achieve sufficient cash flow service to our indebtedness.


    During the second and third quarters of 1998, we undertook a program to identify, test, and evaluate our internal operating systems to determine the impact of the year 2000 on these systems. These tests involved simulating transactional activity before, during and after the various impacted dates and assessing the results to ensure the proper handling of the information by the internal operating system. As a result of these tests performed on the internal operating systems, we do not believe our computer systems or applications currently in use will be harmed by the upcoming change in century. We did not incur costs beyond a minimal amount to review our internal operating systems.


    We completed our review of the year 2000 impact on our retail partners, suppliers, and service providers in the first quarter of 1999. Our partners have made, and continue to make, significant progress towards completing their year 2000 projects. We have not incurred any significant costs in reviewing our retail partners, suppliers or service provider systems for year 2000 compliance and do not foresee any significant harm from their year 2000 issues. We will continue to monitor the status of our retail partners, suppliers or service providers for year 2000 activities.

    We will complete our year 2000 contingency planning during the third quarter of 1999. This planning involves an assessment of problem scenarios that could disrupt critical business functions and the steps to be taken to minimize the risk and impact of these problems. Accordingly, we have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS".

OVERVIEW

    We are the first and only company to own and operate a national network of self-service coin-counting machines in the United States. Our Coinstar units provide consumers with a fun, convenient and reliable means of converting accumulated change into cash. With approximately 150 retail partners, primarily supermarket chains, we currently operate more than 5,400 Coinstar units in approximately 65 regional markets across the United States. We are also conducting trials of eight Coinstar units in the United Kingdom and eight units in Canada. We launched the Coinstar network with the installation of our first Coinstar unit in 1994, and have installed an average of 1,517 Coinstar units in each year since January 1, 1996. Since our inception, the Coinstar network has counted and processed over 33 billion coins with a value of over $1.3 billion in more than 44 million customer transactions.

    The Coinstar unit, which is about the size of an ATM, is highly accurate, durable, easy to use and service and capable of processing up to 600 coins per minute. It accepts consumers' loose change and then prints out a voucher listing the total number, denomination and dollar value of the processed coins, less our processing fee. Consumers may then apply the vouchers to their retail purchases or redeem the vouchers for cash. We believe our services provide consumers with a convenient and reliable means of reducing loose coins and an alternative to manually presorting, counting and wrapping coins for cash redemption at a bank. Our services also benefit our retail partners by enhancing customer service, increasing store traffic, promoting sales, reducing internal store coin handling expenses and providing an additional source of revenue.

    We believe that our key competitive advantages include our technology and expertise developed over the past six years, the nationwide Coinstar network, our dedicated field service organization, our strong relationships with a majority of the leading supermarket chains in the United States and our proven ability to execute our rollout strategy. Our Coinstar units have been designed to operate as part of a scalable, two-way, wide-area communications network. Our intelligent on-line network enables us to track each machine 24 hours a day and provides key financial data and operating statistics to our headquarters and field service representatives. Our dedicated field service organization provides highly responsive service to our retail partners by ensuring the efficient collection and handling of coins and by performing preventative maintenance and repair on each Coinstar unit. Combined, these elements are critical in providing a great customer experience and the high level of service demanded by our retail partners. Our intelligent network and highly trained field service organization have enabled us to maintain a system-wide Coinstar unit availability of 98%. Our prime retail locations along with these other competitive advantages form a strategic platform from which we are able to deliver additional value-added services to consumers and our retail partners.

$145 BILLION ANNUAL COIN RECYCLING OPPORTUNITY IN THE UNITED STATES

    We believe the market for coin recycling is very large and still virtually untapped. We believe that an estimated 290 billion cash transactions occur on an annual basis in the United States. Assuming the change generated by each such cash transaction averages fifty cents, the annual coin flow resulting from such transactions would be approximately $145 billion. Based on the current population in the United States, the average person handles approximately $600 in coins each year. To support this flow of coins in the economy, the U.S. Mint has produced $15 billion in new coins over the past 25 years. According to the U.S. Mint, the circulating stock of coins used in cash transactions is approximately $8 billion, which we estimate would have to turn over approximately 18 times a year to support a coin flow of $145 billion.

    The prevalence of coins in cash transactions and the lack of a convenient alternative for converting coins into cash has resulted in the accumulation of coins. Based on the U.S. Mint data, only $8 billion of the $15 billion in coins produced over the last 25 years, the useful life of a coin, are regarded as circulating, and we believe there is an estimated $7 billion of non-circulating coins. New coins are made to replace those that fall out of circulation and to support the increasing size of the economy. In 1998 alone, the U.S. Mint produced over 15.8 billion new coins worth approximately $885 million. We also believe a significant market opportunity exists for providing a convenient method of recycling the recurring coin flow and redeeming non-circulating coins in the United Kingdom, Canada, Europe and other selected international markets.

THE COINSTAR SOLUTION -- OUR CORE COIN RECYCLING BUSINESS

    Traditionally, banks and other depository institutions have been the primary means by which consumers could convert coins into cash, but they typically have provided the service only to their customers and generally only after the customer has pre-sorted, counted and wrapped in paper roll the coins, an inefficient and labor-intensive process.

    We have designed, developed and commercially deployed the first, largest and only nationwide network of self-service coin-counting and processing machines. The Coinstar unit accepts consumers' loose change and then prints out a voucher listing the total number, denomination and dollar value of the processed coins, less our processing fee. Our Coinstar unit is highly accurate, durable, easy to use and service and capable of processing up to 600 coins per minute. Our Coinstar units have been designed to operate as part of a scalable, two-way, wide-area communications network that allows us to keep track of key financial and operational statistics. We believe our Coinstar unit offers an efficient, hassle-free alternative for consumers to convert coins into cash allowing us to capitalize on a $145 billion annual consumer coin recycling market opportunity.

GROWTH STRATEGY

    Our objective is to enhance our position as the leading provider of self-service coin processing services and to develop new value-added services that can be delivered through the Coinstar network. Key elements of our strategy include:

  AGGRESSIVELY GROW OUR CORE COIN RECYCLING BUSINESS

    We plan to aggressively grow our domestic core coin recycling business by rapidly expanding the Coinstar network, increasing customer use of our service, leveraging our relationships and prime retail locations to provide value-added services to consumers and our retail partners and improving profit margins through increased efficiencies.

    RAPIDLY EXPANDING THE COINSTAR NETWORK. We plan to continue to rapidly expand our presence in supermarkets as our primary retail location because of the prevalence of large regional chains, geographic concentration of stores and recurring consumer traffic. We are initially targeting supermarkets in the 100 largest metropolitan areas in the country, which include approximately 22,000 of the approximately 30,000 supermarkets in the United States. Our current installation base of more than 5,400 Coinstar units represents only approximately 25% penetration of our target market. We believe a significant opportunity exists to increase the number of Coinstar units installed through increased penetration of existing retail partner stores as well as by entering into contracts with new partners. As of March 31, 1999, we had units installed in only 35% of our existing retail partners' stores. We believe that convenience stores and other mass merchants also represent a viable retail distribution channel for our services, offering a large market of potential consumers, a convenient location for multiple consumer visits and opportunities for large scale deployments. In addition, we believe our coin processing unit provides banks and other depository institutions with an economical way to handle their in-branch coin processing needs.

    The following table sets forth key data which highlights our growth in installed units:

                                               YEAR ENDED DECEMBER 31,                      MARCH 31,
                                -----------------------------------------------------  --------------------
                                  1994       1995       1996       1997       1998       1998       1999
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Installed base of Coinstar
  units.......................         48        263      1,501      3,204      4,813      3,531      5,241
Number of regional markets....          4         11         23         40         58         42         64
Value of coins processed (in
  thousands)..................  $   5,245  $  17,701  $ 115,476  $ 332,526  $ 623,258  $ 117,298  $ 177,248

    Currently, we have eight Coinstar units installed in the United Kingdom and eight units in Canada on a trial basis.

    INCREASING CONSUMER USE OF OUR SERVICE. We promote consumer trials of the Coinstar unit through commercial media, such as television and radio, and in-store promotions. We believe that building greater awareness of our service will significantly enhance the growth of our core coin recycling business. Our August 1998 market study indicates that in areas where we have operated for over one year, only 6% of the market uses our coin recycling service, and 80% of people who have tried our service are likely to use it again. In addition, we are developing other value-added services to broaden consumer appeal of the Coinstar units and promote greater trial and use.

    IMPROVING PROFIT MARGINS THROUGH INCREASED EFFICIENCIES. Over the past six years, we have continued to improve our profit margins through increased efficiencies resulting from our expansion, including increased regional densities and more effective utilization of the Coinstar network and our field service organization. In addition, we have built an effective management, sales and administrative team. We believe this infrastructure can support substantial growth in Coinstar unit installations and the introduction of new products and services.

  EXPAND OUR PRESENCE IN THE UNITED KINGDOM

    As of May 1999, we have installed eight Coinstar units on a trial basis in Sainsbury's and Tesco, the two largest grocery retailers in the United Kingdom. These two retailers operate over 1,000 stores throughout the United Kingdom and account for more than 40% of all United Kingdom grocery sales. We believe the United Kingdom offers an attractive market opportunity given the higher coin content of British currencies and similar customer profiles to the United States. In addition, British supermarkets are leaders in providing financial services to their customers and in using technology in their stores to add value to the shopping experience.

  ENTER OTHER SELECTED INTERNATIONAL MARKETS

    We believe there could be a significant opportunity for us to expand our network beyond North America and the United Kingdom because our Coinstar unit can be adapted to the currency sets of most countries without significant time or cost. In addition, our experience in the United Kingdom should position us to participate in the upcoming conversion to the new Euro currency. New Euro coins will begin circulating in January 2002, and by June 30, 2002 existing national coins must be converted to Euros. We estimate that more than 75 billion coins worth over $15 billion will need to be converted to Euros. As the largest trading block in the world, we believe the European Union could represent an attractive long-term market for Coinstar units beyond the potential opportunity to participate in the one-time conversion of currencies to the new Euro coin. The EU's two largest national markets, France and Germany, together have a total population of 145 million people, a combined gross domestic product of $3,909 billion, and over 30 billion coins currently in circulation. In addition, Japan, Australia and a number of other countries offer attractive opportunities to expand our operations internationally.

  LEVERAGE OUR RELATIONSHIPS, PRIME RETAIL LOCATIONS AND THE INTERNET TO PROVIDE VALUE-ADDED SERVICES TO CONSUMERS AND OUR RETAIL PARTNERS

    Our relationships with leading supermarket chains, our prime retail locations and the Coinstar network form a strategic platform from which we are able to deliver additional value-added services to consumers and our retail partners. For example, in February 1999 we announced our new Coinstar Shopper-TM- product, a multifunction retail terminal, which we plan to test market in 1999 and roll out nationally beginning in 2000. Coinstar Shopper will allow us to deliver meal solutions, customized grocery discounts, merchandise offers and enhanced frequent shopper services to consumers at our retail partners. In addition, we plan to link Internet users with supermarket retailers through Coinstar Shopper. As part of this strategy, we have acquired software and other Web-based assets from Compucook, Inc. and Meals.com. The Coinstar Shopper program will enable consumers to visit a Web site, click on our meal planning service and then print their recipe and shopping list at a Coinstar Shopper machine upon arriving at the store. We continue to explore new ways to use our prime retail locations and intelligent network to service our customers and retail partners better.

COINSTAR NETWORK

  COINSTAR UNIT

    Our coin processing unit is comprised of a coin input and patented cleaning process, a coin counter that is designed to be jam-resistant, coin collection bins, a computer, a thermal printer, an input keypad, an internal phone and a color monitor. Our Coinstar unit is highly accurate, durable, easy to use and service and capable of processing up to 600 coins per minute. The counter system in our Coinstar unit detects and removes foreign coins, slugs, debris and damaged coins and directs the coins processed to collection trolleys located inside the Coinstar unit. Since our first commercial introduction of our Coinstar unit in 1994, we have improved the unit to decrease problems from clogging or malfunctioning including from moisture, dirt, lint, and other debris. These improvements in Coinstar units have reduced downtime and as a result, reduced maintenance costs. Since October 1996, we have received five issued United States patents relating to removing debris from coins processed in a self-service environment and other aspects of self-service coin processing. Our proprietary technology has enabled our coin processing units to be available to customers on a more consistent basis. In the event of any malfunction, our units have a telephone handset so our retail partners can connect directly to our customer service center via a toll free number. The reliability of our Coinstar unit and the utilization of our communications network have resulted in a unit availability rate that exceeds 98%.

    Our Coinstar unit is controlled by an internal computer that runs a multi-tasking operating system. In addition to controlling and coordinating coin sorting and other functions, the computer electronically records nearly all unit operations. For each coin-counting and processing transaction, the unit produces a unique transaction number, records the dollar amount, time and duration of the transaction, and identifies the number of each type of coin processed and the number of rejected coins. This information is sent daily over our wide-area communications network to our headquarters for analysis and backup.

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
  INTELLIGENT COMMUNICATIONS AND INFORMATION SYSTEMS

    Our Coinstar units have been designed to operate as part of a scalable, two-way, wide-area communications network. The network is designed to allow Coinstar units to transmit key financial data and operating statistics to our headquarters on a daily basis. We use this information to accurately track unit coin flow and operating performance, enabling us to schedule just-in-time coin pickups, provide unit service and perform essential accounting and reporting functions. In addition, this network enables us to configure the units remotely with a variety of operational and marketing data and future enhancements to our Coinstar unit.

    These network and associated features provide the following key benefits:

    DOWNLOADABLE INFORMATION, SOFTWARE PROGRAMS AND SYSTEMS ENHANCEMENTS. With a scalable, two-way network, we can send information to each Coinstar unit, customized to each unit's location and store specific advertising, on-screen promotions and coupons. In addition, we can download new versions of application and operating system software using the network. This ability to perform multiple functions remotely, eliminates costly on-site visits and lowers our per unit operating costs.

    ENHANCEMENT OF FIELD SERVICE PRODUCTIVITY. Each Coinstar unit generates daily performance and operating reports that are transmitted over the network to our headquarters for consolidation. We can then electronically distribute this information, via the network to our field service employees, which enable us to better utilize field service and transportation personnel. Information on individual unit usage and operations help us manage the efficiency of coin collection and transportation activities and reduce downtime resulting from full Coinstar units.

    FINANCIAL REPORTING AND RECONCILIATION. We receive financial data and operating statistics through the network on a daily basis. The financial and accounting information is reconciled with bank records and coin collection and transportation processing data logged into the network to ensure the accuracy, speed and control of each deposit. In addition, our retail partners receive weekly automated facsimile or email reports generated by the network detailing information such as transaction volumes and deposits made for each store.

    AUTOMATED TRACKING OF COIN COLLECTION, PROCESSING AND DEPOSITS. Our wide-area and local area networks are coupled securely using sophisticated networking equipment that enable us to accurately track all coin flow activity from the Coinstar unit to the depository institution. The Coinstar network is linked with our transportation and coin processing partners, which enables us to generate key coin tracking data.

    COINSTAR NETWORK SCALABILITY. The Coinstar network is scalable to support the increasing demands that will result from our rapid installation of Coinstar units. Headquarters components of the Coinstar network operate on widely available personal computers with advanced reliability features. In addition, we have built an extensive and secure intranet on top of our infrastructure using standard client/server tools provided by leading industry vendors.

  REGIONAL FIELD SERVICE AND ORGANIZATION

    We have recruited and retained a dedicated field service organization of over 200 field service personnel and supporting employees. Our field service organization provides highly responsive service to our retail partners by ensuring the efficient collection and handling of coins and by performing preventative maintenance and repairs.

    FIELD SERVICE PERSONNEL. In all our markets, our field service employee has the primary direct contact with our consumers and retail partners. Each field service team member is connected to our wide-area communications network by laptop computer, mobile phone and pager. Each Coinstar unit provides specific service information to the responsible field service employee by directly paging the employee with current operating information based on a series of predetermined performance criteria.

    TRANSPORTATION AND PROCESSING SERVICES. Generally, we contract with third party providers to transport and process coins deposited in Coinstar units. We believe the use of these contracted resources allows growth with minimal investment in facilities and equipment. The transportation service typically includes removing the coin trolleys, tagging them for deposit, cleaning of the Coinstar unit, transporting the coins for processing at the coin processing facilities and depositing the coins to our local depository. We have an automated tracking system for tracking each deposit to each retail partner's account, as well as our bank account.

    INSTALLATION PERSONNEL. Each installation is managed by an individual account manager. For a typical installation, an operations representative visits the store prior to the delivery of the Coinstar unit to coordinate with the store manager on the location of the Coinstar unit within the store and review site requirements. On the day of delivery, our field service representative unpacks the unit and conducts a training and orientation session for store personnel.

KEY BENEFITS OF THE COINSTAR NETWORK

  BENEFITS TO OUR RETAIL PARTNERS

    Our retail partner marketing strategy is to significantly increase our penetration with existing leading retail partners as well as to establish relationships with new leading retail partners in the 100 largest metropolitan areas in the United States. Our Coinstar units are located in a majority of the leading supermarket chains, such as Albertsons, American Stores, Kroger's and Safeway.

    When marketing to supermarkets, we highlight the benefits of our service, including increasing store traffic, promoting sales, reducing internal store coin handling expenses and providing an additional source of revenue. We believe our Coinstar unit enables supermarkets to provide a convenient service to their customers using minimal store space, while incurring virtually no additional cost.

    INCREASES STORE TRAFFIC. We believe the Coinstar unit helps to increase store traffic by providing consumers with a fun, convenient and reliable means of converting accumulated change into cash. A market study conducted in 1995 by Griggs & Anderson Research, an independent market research firm hired by us, indicated that 33% of the Coinstar unit users surveyed were not in the store in which they normally shop. A survey conducted in April 1998 by Qwest Marketing Services indicated that 72% of the Coinstar users surveyed would visit another store to use a Coinstar unit if it was not installed in the store they regularly visit.

    PROMOTES SALES. We believe the Coinstar unit promotes sales for our retail partners by putting new disposable income in shoppers' hands while they are in the store. Customers are more likely to make a purchase in the store because they generally must redeem their vouchers at a check-out counter. The 1995 Griggs & Anderson Research study indicated that 77% of customers surveyed spent some or all of their voucher in the store. This first opportunity at new "found" money provides supermarkets with an increased opportunity of generating incremental sales.

    REDUCE INTERNAL COIN HANDLING EXPENSES. We offer our retail partners the ability to process and count coins without any processing fee during select times of the day. We believe that this service reduces our retail partners' internal coin handling expenses and losses.

    INCREASE REVENUES. We provide our retail partners an additional source of revenue through the sharing of our processing fee.

  KEY BENEFITS TO CONSUMERS

    Since we offer a new consumer service through our convenient, self-service coin processing units, an important element of our marketing strategy is to increase consumer trials of our service. To promote consumer trials, we use awareness-building campaigns that we believe increases dollar volumes processed by the Coinstar units. We market to our retail partners' existing customer base by communicating through advertising media already used by our partners. These joint marketing efforts include cooperative newspaper advertisements and direct mail circulars, window signs, bag stuffers or printed bags, shelf talkers, in-store demonstrations and other merchandising aids. We also promote the Coinstar unit to consumers in general by various media, including free-standing newspaper advertisements, billboards, radio and television commercials, targeted mailings and door-hangers. We plan to continue to use effective promotional opportunities in new markets and in expansion of existing markets with new or existing retail partners. We have generally found local, regional and national press interested in our coin processing service and willing to devote space and airtime to communicate our message.

    Our Coinstar unit has been designed to be prominently branded, highly identifiable, easily recognized and capable of self promotion to consumers. The Coinstar unit is generally located near the primary entrance areas of our retail partners and in clear view of the check-out counters or service centers. We are continually developing additional techniques such as the use of sound and animation that, when added to the Coinstar unit, are intended to attract consumers and stimulate trials and repeat use.

    We are also developing other programs designed to increase the breadth and volume of consumer usage. For example, in May 1997, we began a philanthropic service program in the western region of the State of Washington that we believe provides non-profit organizations with a cost- effective means of raising money. This new philanthropic service provides consumers with a simple means for making tax-deductible donations. Instead of receiving vouchers to be redeemed at the retail partner's check-out counter, consumers receive printed receipts evidencing the value of their donations. In addition, in February 1999 we announced our new Coinstar Shopper product, which will allow us to deliver meal solutions, customized grocery discounts, merchandise offers and enhanced frequent shopper services to consumers at our retail partners.

PRODUCT RESEARCH AND DEVELOPMENT

    We believe that strong product research and development capabilities are essential to maintaining the competitiveness of our product and service offerings. Since inception, we have focused our research and development efforts on developing and enhancing our operating system and support network for continued expansion of our network and addition of value-added services. As of March 31, 1999, we employed 45 software engineers, information technology specialists and other professional staff in these efforts. We also contract with a number of specialized outside consultants for additional services.

MANUFACTURING AND SUPPLY

    Currently, Coinstar units are assembled by SeaMed, a contract manufacturer in Redmond, Washington, which utilizes several subsuppliers to provide components and subassemblies. In March 1999, SeaMed announced that it had entered into an agreement to merge with Plexus Corp. Each Coinstar unit is manufactured to our proprietary designs and specifications. We own all designs, documentation, tooling, specialized fixtures and test equipment. Our personnel inspect and test each unit for quality assurance prior to shipment. We believe that using contract manufacturers has several advantages including decreasing capital investment in plant and equipment and working capital, the ability to leverage contract manufacturers' purchasing relationships for lower material costs, minimal fixed costs of maintaining unused manufacturing capacity, greater capacity flexibility and the ability to utilize suppliers' broad technical and process expertise.

    We have introduced and are currently installing coin-counting devices of our own proprietary design. However, most of the commercially installed Coinstar units were supplied with coin-counters developed by an over-seas manufacturer. We still purchase parts from this supplier, although we no longer purchase coin-counters. We believe, if all pending parts orders from this supplier are received, that we will have enough parts to meet our estimated demand through the end of 1999.

PROPRIETARY RIGHTS

    We regard the protection of our patents, copyrights, service marks, trademarks, trade dress and trade secrets as important to our success. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors.

    We have made several technological advances relating to self-service coin processing that we believe are important to the successful operation of the Coinstar unit in a self-service environment. These advancements are implemented both mechanically and through our wide-area network software. These technologies enable the Coinstar unit to handle moisture, dust, lint, dirt, paper, paper clips, and other debris with infrequent clogging or malfunctioning. Since October 1996 we have received five issued United States patents relating to removing debris from coins processed in a self-service environment and other aspects of self-service coin processing. Sufficient debris removal is important to reducing clogging and malfunctioning. Reducing these problems and the associated downtime improves unit availability for customer use and reduces the amount of time our field service personnel or retail partner must spend attending to the unit.

COMPETITION

    We are the first and only company to own and operate a national network of self-service coin processing machines. We believe that our key competitive advantages include our technology and expertise developed over the past six years, the nationwide Coinstar network, our dedicated field service organization, our strong relationships with a majority of the leading supermarket chains in the United States and our proven ability to execute our rollout strategy. We compete on a regional basis with several direct competitors that operate self-service coin processing machines. We also compete indirectly with manufacturers of machines and devices that enable consumers to count or sort coins themselves. In addition, we compete directly or indirectly with banks and similar depository institutions for coin conversion customers. Currently, banks are the primary alternative available to consumers for converting coins into cash, and they generally do not charge a fee for accepting rolled coins. As the market for coin processing develops, banks and other businesses may decide to offer additional coin processing services, either as a customer service or on a self-service basis, and compete directly with us. Many of these potential competitors have longer operating histories, greater name recognition, larger customer base and significantly greater financial, technical, marketing and public relations resources. There can be no assurance that our competitors or others will not succeed in developing technologies, products or services that are more effective, less costly or more widely used than those we have or are developing.

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
FACILITIES

    Our principal administrative, marketing and product development facilities are located in a 46,070 square foot facility in Bellevue, Washington, under a lease which expires in August 2004. We also lease a 10,196 square foot facility in Bellevue, Washington, under a lease which expires in March 2002. This additional space is currently under a sublease agreement to a third party. On March 12, 1999, this third party announced that it was suspending its operations and vacated the space as of March 31, 1999. We are currently evaluating alternative subleasing arrangements. However, we believe that this event will not seriously harm our results of operations.

EMPLOYEES

    As of March 31, 1999, we employed approximately 300 full-time employees and approximately 65 part-time employees. None of our employees is represented by a union and management believes our employee relations are good.

LEGAL PROCEEDINGS


    We are currently involved in pending litigation with one of our competitors, CoinBank Automated Systems Inc. On June 18, 1997, we filed in the United States District Court, Northern District of California against CoinBank a complaint for infringement of one of our United States patents. On June 27, 1997, CoinBank answered this patent infringement claim and counterclaimed for declaration of non-infringement, invalidity and unenforceability, and filed a claim for breach of warranty against Scan Coin. The claim against Scan Coin was dismissed by agreement of the parties. On January 26, 1998, the court held that certain of CoinBank's devices did not infringe our patent, but there remained a question of fact as to the infringement by other devices. On October 27, 1998, we added our most recently issued patent to the pending litigation by agreement of the parties. CoinBank has filed a motion for summary judgment, dated June 4, 1999, contending that one of our patents that is the subject of the lawsuit is invalid, or alternatively that CoinBank machines do not infringe the patent. A hearing on the motion is currently scheduled for July 12, 1999. In addition, we have commenced settlement discussions with CoinBank. We cannot assure you that we will prevail in this action or on any claim that may be filed by CoinBank against us, or that as a result of this action, our patents will not be limited in scope or found to be invalid. See "Risk Factors -- We may be unable to adequately protect or enforce our patents and proprietary rights".


    In addition, we are currently involved in a dispute with our former supplier of coin counting equipment, Scan Coin. No legal or alternative dispute resolution proceedings have begun. On May 28, 1999, however, we received a letter indicating that Scan Coin intended to commence arbitration proceedings without delay. See "Risk Factors -- Our business could be harmed by a dispute with our supplier".

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
                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    The following table sets forth the name, age and position of our executive officers, directors and key employees as of March 31, 1999:

                   NAME                         AGE                       POSITION
------------------------------------------  -----------  ------------------------------------------
Jens H. Molbak............................          36   Chief Executive Officer and Chairman of
                                                         the Board of Directors

Daniel A. Gerrity.........................          37   President and Chief Operating Officer

Kirk A. Collamer..........................          46   Vice President and Chief Financial Officer

Steven M. Geiger..........................          41   Treasurer and Controller

Michael W. Parks..........................          52   Vice President of Operations

Carol Lewis...............................          49   Vice President of Corporate Organization
                                                         and Development

Michael L. Doran..........................          48   Vice President of Software Technology

William W. Booth..........................          43   Vice President of Retail Development

Ian G. Melanson...........................          34   Vice President of Sales and Marketing

Robert O. Aders...........................          67   Director

George H. Clute(1)(2).....................          49   Director

Larry A. Hodges(1)........................          50   Director

William D. Ruckelshaus(3).................          66   Director

David E. Stitt(1)(3)......................          53   Director

Ronald A. Weinstein(2)(3).................          58   Director

----------

(1) Member of the Audit Committee.

(2) Member of the Nominating Committee.

(3) Member of the Compensation Committee.

    JENS H. MOLBAK founded Coinstar in 1990 and has served as our chief executive officer and chairman of the board of directors since then. Prior to that he served two years as an analyst at Morgan Stanley & Co., Inc., an investment bank.

    DANIEL A. GERRITY joined Coinstar in November 1993 as our vice president and chief technology officer, after serving on Coinstar's Advisory Board since 1990. Mr. Gerrity has served as our president and chief operating officer since April 1998. Prior to joining Coinstar, Mr. Gerrity was an engineering manager for Slate Corporation, an application software company, from 1990 until November 1993.

    KIRK A. COLLAMER has served as our vice president and chief financial officer since joining Coinstar in February 1997. From March 1995 until February 1997, Mr. Collamer served as the chief financial officer of Muzak Limited Partnership, a business music services provider. From April 1988 to March 1995, he served in various capacities at Ameritech Corporation, a telecommunications company, including serving as vice president, finance and controller and vice president and chief financial officer of two subsidiaries.

    STEVEN M. GEIGER has served as our treasurer since September 1998 and as our director of accounting and controller from June 1996 through September 1998. From January 1991 until June 1996 he served as corporate controller and the director of financial planning and assistant treasurer for MIDCOM Communications, Inc., a communications services company. Mr. Geiger is a certified public accountant, a certified management accountant and a certified cash manager.

    MICHAEL W. PARKS has served as our vice president of operations since July 1998 and as our director of field operations from April 1994 through June 1998. From September 1993 to April 1994, Mr. Parks served as president of Seriphus Group, a consulting company he founded.

    CAROL LEWIS has served as our vice president of corporate organization and development since September 1998 and as our national director, philanthropic services from September 1996 through September 1998. From February 1994 until July 1995, she served as executive director of Pacific Northwest Ballet, a professional ballet company. Prior to that she served as senior vice president of administration for Egghead Software. Ms. Lewis' prior experience includes service as deputy mayor of the City of Seattle.

    MICHAEL L. DORAN has served as our vice president of software technology since September 1998 and as our director of information systems from August 1996 through September 1998. From June 1989 to August 1996, Mr. Doran served as senior manager, application services for Snohomish Public Utility District where he directed automation planning and application development. Prior to that, he opened and managed the Oregon office of Fiserv, Inc., a national service bureau providing computer services to financial institutions and, while at US Bancorp, Inc., he managed the bank's automated teller machines and debit card automation projects.

    WILLIAM W. BOOTH has served as our vice president of retail development since December 1998 and as our director of retail development from April 1995 through December 1998. From April 1992 until March 1995 he served as the senior director, retail marketing services for Catalina Marketing Corporation, a consumer marketing company. From July 1989 until March 1992 he served as senior accountant executive at Citicorp POS Information Services. Prior to that he held account management and analyst positions at Datachecker Systems Inc. and Sweda International, Inc.

    IAN G. MELANSON has served as our vice president of sales and marketing since December 1998. Prior to that, Mr. Melanson served Coinstar as a marketing consultant from July 1998 to December 1998. From November 1996 until May 1998, Mr. Melanson was vice president of marketing at Digital Media Networks Corporation, a development stage company in Toronto, Canada. From June 1993 to November 1996, Mr. Melanson was a consultant at McKinsey & Company and active in both the marketing and retailing practices. From July 1988 to February 1993, Mr. Melanson worked in brand management for Procter & Gamble, Inc.

    ROBERT O. ADERS has served as a director of Coinstar since March 1999. Mr. Aders is President Emeritus and a member of the board of directors of the Food Marketing Institute where he served as CEO from its founding in 1976 until his retirement in 1993. Immediately prior to joining the Food Marketing Institute, Mr. Aders was acting Secretary of Labor in the Ford Administration. Mr. Aders worked at the Kroger Company from 1957 until 1974. He served in a number of executive positions before being elected chairman of the board in 1970. He is current chairman of The Advisory Board, Inc., an international consulting organization. He is also of counsel to Collier, Shannon, Rill & Scott, a law firm in Washington, D.C., and a director of Telepanel Systems, a manufacturer and distributor of electronic shelf labels for retail stores, and The Source Information Management Company, a manufacturer and provider of marketing and merchandising services for display racks in retail stores.

    GEORGE H. CLUTE has served as a director of Coinstar since 1995. Mr. Clute, a founding general partner of Rainier Venture Partners and Olympic Venture Partners, has been a general partner of those venture capital funds since 1982. Mr. Clute serves on the boards of Nth Degree Software Corp., Inc., a privately held software development company, Sequel Technology Corp., a privately held Internet software development company, the Western Association of Venture Capitalists and the Washington Software & Digital Media Alliance. He also sits on the Executive Industry Board for the Fred Hutchinson Cancer Research Center.

    LARRY A. HODGES has served as a director of Coinstar since December 1995. Mr. Hodges has served as the president and chief executive officer of Mrs. Field's Cookies, a retail cookie/bakery chain, since April 1994. From 1992 to 1993, Mr. Hodges managed Food Barn Stores, Inc., a supermarket chain owned by Prudential Insurance Company. Prior to that, Mr. Hodges served in various capacities at American Stores Company, a food and drug retailer, for 25 years, including serving as president of two subsidiaries. Mr. Hodges also serves as a director of Ameristar Casinos, Inc., a casino gaming company.

    WILLIAM D. RUCKELSHAUS has served as a director of Coinstar since November 1997. He also serves as the Chairman of the Board of Browning-Ferris Industries, Inc., a national disposal company. Since January 1996 he has been a principal of Madrona Investment Group, L.L.C., a private investment company. From 1985 to 1988, he was a partner at Perkins Coie LLP, a law firm. Prior to that, he was appointed by former President Reagan and unanimously confirmed by the U.S. Senate in May 1983 as the fifth Environmental Protection Agency Administrator. In 1976, he joined Weyerhaeuser Company, a timber company, where he served as Senior Vice President for Law and Corporate affairs until 1983.

    DAVID E. STITT has served as a director of Coinstar since 1995. He has served as Managing Partner, Banyan Private Equity Management, a private investment firm, since February 1998. From 1985 to February 1998, he was an employee of Vencap, Inc. (formerly, Vencap Equities Alberta Ltd.), a venture capital firm, most recently as a Vice President. Previously for seven years, he was Vice President of Sales and Marketing for Westmills Carpet Ltd., a regional carpet manufacturer located in western Canada.

    RONALD A. WEINSTEIN has served as a director of Coinstar since 1992. From 1984 to July 1991, he was a principal of Sloan Capital Companies, a private investment firm. From February 1989 until April 1991, Mr. Weinstein served as Executive Vice President of Merchandising at Egghead, Inc. Mr Weinstein also served on the Board of Direcors of Quality Food Centers, Inc. until 1998.

BOARD COMPOSITION

    Our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class II directors, currently Messrs. Stitt and Weinstein, will stand for re-election at the 1999 annual meeting of stockholders. The Class III directors, currently Messrs. Clute and Hodges, will stand for re-election at the 2000 annual meeting of stockholders. The Class I directors, currently Messrs. Molbak, Ruckelshaus and Aders, will stand for re-election at the 2001 annual meeting of stockholders.

BOARD COMMITTEES

    The Board has an Audit Committee, Compensation Committee and Nominating Committee.

    The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit. The Audit Committee also recommends to the Board the independent auditors to be retained and reviews the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with the audit and financial controls. The Audit Committee is composed of three non-employee directors, Messrs. Hodges, Clute, and Stitt.

    The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation, awards stock options to employees and consultants under the Company's stock option plans and performs other functions regarding compensation as delegated by the Board. The Compensation Committee is composed of three non-employee directors, Messrs. Ruckelshaus, Stitt and Weinstein.

    The Nominating Committee consists of Messrs. Clute and Weinstein. The Nominating Committee makes recommendations to the Board concerning candidates for directorships.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the ownership of our common stock as of May 31, 1999, except as noted in footnotes 2 and 4 below, by: (i) each director and nominee for director; (ii) each of our executive officers named below; (iii) all our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

                                                                                                    PERCENT
                                                                                                  BENEFICIALLY
                                                                                                    OWNED(1)
                                                                                 SHARES     ------------------------
                                                                              BENEFICIALLY  BEFORE THE    AFTER THE
                                    NAME                                        OWNED(1)     OFFERING     OFFERING
----------------------------------------------------------------------------  ------------  -----------  -----------

Gilder Gagnon Howe & Co. LLC(2) ............................................    1,739,515         11.2%         8.9%
  1775 Broadway, 26th Floor
  New York, NY 10019

Acorn Ventures, Inc.(3) ....................................................    1,095,142          6.7%         5.4%
  11400 SE 6th Street, Suite 120
  Bellevue, WA 98004

Richard C. and Elizabeth A. Hedreen(4) .....................................    1,059,680          6.8%         5.4%
  R.C. Hedreen Co.
  P.O. Box 9006
  Seattle, WA 98109

CIBC Wood Gundy Ventures, Inc. .............................................      880,751          5.7%         4.5%
  1775 Broadway, 26th Floor
  New York, NY 10019

Jens H. Molbak(5)...........................................................      912,390          5.8%         4.6%

Kirk A. Collamer(6).........................................................      138,807            *            *

Daniel A. Gerrity(7)........................................................      311,401          2.0%         1.6%

Michael Parks(8)............................................................       86,000            *            *

George H. Clute(9)..........................................................       17,378            *            *

Larry A. Hodges(10).........................................................       30,000            *            *

David E. Stitt(11)..........................................................       15,000            *            *

William D. Ruckelshaus(12)..................................................       12,726            *            *

Ronald A. Weinstein(13).....................................................      263,379          1.7%         1.3%

Robert O. Aders(14).........................................................       10,000            *            *

All directors and executive officers as a group (10 persons)................    1,797,081         11.0%         8.8%

----------

*   Represents beneficial ownership of less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of May 31, 1999 are deemed outstanding. These option shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person (unless otherwise assumed to be outstanding). Except as indicated by footnote, and subject to marital community property laws where applicable, we believe that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. As of May 31, 1999, the Company had 15,528,633 shares of common stock outstanding.

(2) Beneficial ownership of shares shown as of December 31, 1998. As reported on Form 13G filed with the Securities and Exchange Commission on February 16,1999, Gilden Gagnon Howe & Co. LLC's benefical ownership consisted of 1,293,570 shares held in customer accounts over which members and/or employees of Gilden Gagnon Howe & Co. LLC have discretionary authority to dispose of or direct the disposition of the shares, 430,275 shares held in accounts owned by the members of Gilden Gagnon Howe & Co. LLC and their families, and 15,670 shares held in the account of the profit-sharing plan of Gilden Gagnon Howe & Co. LLC.

(3) Includes 900,000 shares that may be acquired upon the exercise of warrants issued in connection with a prior Preferred Stock financing and 19,000 shares held by an affiliated charitable trust. Fifty percent (50%) of the shares issued upon the exercise of such warrants are subject to a repurchase option in our favor in the event that we have not attained a specified valuation on certain dates.

(4) Beneficial ownership of shares shown as of December 31, 1998. As reported on Form 13G/A filed with the Securities and Exchange Commission on January 29,1999, Richard C. Hedreen's and Elizabeth A. Hedreen's ("Hedreen") benefical ownership included 251,428 shares in the name of R.C. Hedreen Co. which is owned by Hedreen, 115,000 shares owned by Hedreen as general partner of the Hedreen Family Limited Partnership, and 42,353 shares in the Hedreen Grandchildren Irrevocable Trust, David M. Eskenazy Trustee.

(5) Includes 283,308 shares issuable upon the exercise of options exercisable within 60 days of May 31, 1999, but portions of these shares are subject to repurchase by us through April 2000 and February 2001. Also includes 60,000 shares held by Mt. Shuksan Investments LLC ("Shuksan") and 73,000 shares held by Penny Partners L.P. ("Penny"). Mr. Molbak shares voting and investment power over the shares held by Shuksan and Penny and disclaims beneficial ownership of such shares except to the extent of his ownership interest therein.

(6) Includes 137,269 shares issuable upon the exercise of options exercisable within 60 days of May 31, 1999, but portions of these shares are subject to repurchase by us through February 2001.

(7) Includes 248,137 shares issuable upon the exercise of options exercisable within 60 days of May 31, 1999, but portions of these shares are subject to repurchase by us through April 2000 and February 2001. Also includes 100 shares held by Mr. Gerrity's son. Mr. Gerrity shares voting and investment power over the shares held by his son and disclaims beneficial ownership of such shares except to the extent of his ownership interest therein.

(8) Includes 64,000 shares issuable upon the exercise of options exercisable within 60 days of May 31, 1999, but portions of these shares are subject to repurchase by us through April 2000 and February 2001.

(9) Includes 15,000 shares issuable upon the exercise of options exercisable within 60 days of May 31, 1999.

(10) Consists of 30,000 shares issuable upon the exercise of options exercisable within 60 days of May 31, 1999.

(11) Consists of 15,000 shares issuable upon the exercise of options exercisable within 60 days of May 31, 1999.

(12) Consists of 12,726 shares issuable upon exercise of an option exercisable within 60 days of May 31, 1999.

(13) Includes 26,428 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999. Also includes 90,400 shares beneficially owned by the Weinstein Family Partnership. Mr. Weinstein is a general partner of the Weinstein Family Partnership.

(14) Consists of 10,000 shares subject to stock options exercisable within 60 days of May 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, which are incorporated by reference as exhibits to this registration statement.

    The authorized capital stock of the Company is 45,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy". In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Under our certificate of incorporation, the board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, terms of redemption, liquidation preference sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. We have established and designated a series of our preferred stock known as Series A Junior Participating Preferred Stock, par value $0.001 per share, consisting of an aggregate of 450,000 shares. None of this preferred series has been issued. In addition, the board of directors, without stockholder approval, can issue additional preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Coinstar. We have no present plan to issue any shares of preferred stock.

WARRANTS

    As of May 1, we have outstanding warrants to purchase an aggregate of 1,027,652 shares of common stock. Such outstanding warrants consist of:

    - a warrant to purchase 350,000 shares of common stock at an exercise price of $12.00 per sharer (the "$12.00 Warrant"),

    - a warrant to purchase 550,000 shares of common stock at an exercise price of $16.00 per share (the "$16.00 Warrant"),

    - two warrants to purchase 51,326 shares of common stock at an exercise price of $12.177 per share, and

    - a warrant to purchase 25,000 shares of common stock at an exercise price of $15.625 per share.

    The terms of the $12.00 Warrant and the $16.00 Warrant provide that the purchase price paid for each warrant will be credited toward the exercise price for such warrant, resulting in effective exercise prices for the $12.00 Warrant and the $16.00 Warrant of $11.40 and $15.61136 per share, respectively. The $12.00 Warrant and the $16.00 Warrant will expire on July 1, 2000. All of the warrants described in this paragraph contain a "net exercise" provision that enables the warrantholders to exercise a portion of their warrant without paying the exercise price. To the extent the warrantholders choose to "net exercise" their warrants, we will not receive the proceeds from the exercise of such warrants.

    In connection with our Credit Agreement with Imperial Bank, for itself and as agent of Bank Austria Creditanstalt Corporate Finance, Inc. (Bank Austria and, together with Imperial Bank, the "Lenders"), which provides us with a credit facility of up to $25 million, we issued to each of the Lenders a warrant to purchase 51,326 shares of our common stock. The exercise price for the warrants, which will expire on February 19, 2009, is $12.177 per share.

    In March 1999 we issued a warrant to purchase 25,000 shares of our common stock to Level 3 Communications, Inc. at an exercise price of $15.625 per share, which will expire on March 2, 2004, for the purchase of certain assets consisting of Intenet domain names, software, computer equipment, customer contracts and content from Compucook, Inc.

REGISTRATION RIGHTS

    Pursuant to the Second Amended and Restated Investor's Rights Agreement, dated as of August 27, 1996 and as amended on October 22, 1996 and March 10, 1997, among Coinstar, Jens Molbak and those persons and entities set forth on the schedule of investors attached thereto, as of May 31, 1999 holders of up to 962,989 shares of our common stock and warrants to purchase 900,000 shares of our common stock are entitled to demand and piggyback registration rights with respect to registration of their shares under the Securities Act of 1933. Such rights expire on December 15, 2005.

    Pursuant to the Warrant Registration Rights Agreement, dated as of October 22, 1996, between us and Smith Barney, Inc., as of May 31, 1999 holders of approximately 213,500 shares of our common stock are entitled to demand and piggyback registration rights with respect to registration of their shares under the Securities Act of 1933.

    Pursuant to Registration Rights Agreements, dated February 19, 1999, between us and each of Imperial Bank and Bank Austria Creditanstalt Corporate Finance, Inc., as of April 30, 1999 holders of warrants to purchase 102,652 shares of our common stock are entitled to demand and piggyback registration rights with respect to registration of the shares received upon exercise of their warrants under the Securities Act of 1933. Such rights expire on February 12, 2000.

TAKEOVER PROTECTION

  DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with an "interested stockholder" (defined generally as any person who beneficially owns

15% or more of the corporation's outstanding voting stock or any person of affiliated with such person) for a period of three years following the time that such stockholder became an "interested stockholder", unless (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an "interested stockholder", (2) upon consummation of the transaction that resulted in the stockholder's becoming an "interested stockholder", the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for the purpose of determining the number of shares outstanding those shares owned by (a) directors who are also officers of the corporation; and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (3) at or subsequent to such time the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation that is not owned by the "interested stockholder". A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the Anti-Takeover Law. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

  CHARTER AND BYLAW PROVISIONS

    Our bylaws divide the board into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Coinstar. In addition, our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting may be taken only if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. To be properly brought before an annual meeting, stockholders must give notice of nomination of directors or other proper business no less than 60, nor more than 90, days prior to the anniversary of the preceding year's meeting. Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board, the chief executive officer or, if none, the president or the board.

    Our certificate of incorporation and our bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

  STOCKHOLDER RIGHTS PLAN

    On November 12, 1998, our board of directors adopted a stockholder rights plan. Under this plan, a dividend of one preferred share purchase right was declared for each outstanding share of common stock, payable November 30, 1998 to stockholders of record on that date. Each right entitles stockholders to buy one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $45, subject to adjustment in the event a person or entity acquires, or makes a tender or exchange offer for, 20% or more of the outstanding common stock. In such event, each right entitles the holder, other than the person acquiring 20% or more of the outstanding common stock (an "Acquiring Person"), to purchase shares of common stock with a market value of twice the right's exercise price. In addition, if an entity acquires us in a merger or other business combination, or if we sell more than 50% of our consolidated assets or earning power, these rights will entitle our stockholders, other than the acquiror, to purchase, for the exercise price, shares of the common stock of the acquiring company or its parent having a market value of two times the exercise price. At any time prior to the time a person becomes an Acquiring

Person, our board of directors may redeem the rights at $0.001 per right. The rights can be transferred only with the common stock and expire at the close of business on November 12, 2008. The existence of the rights may render more difficult or discourage attempts to acquire us.

TRANSFER AGENT AND REGISTRAR

    American Securities Transfer, Inc. is the transfer agent and registrar for our common stock. Its telephone number is (303) 298-5370.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of common stock offered hereby will be passed upon for Coinstar by Cooley Godward LLP, Kirkland, Washington. Mark P. Tanoury, a partner of Cooley Godward, is Coinstar's secretary. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements of Coinstar as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph for a change in accounting for loss per share), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. We file annual, quarterly and special reports, proxy statements and other information with the Commission. For further information with respect to us and the common stock offered hereby, you should refer to reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, you should refer to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. You may read and copy any document we file with the Commission, including the Registration Statement and the exhibits thereto at the Commission's offices at 450 Fifth Street N.W, Washington, D.C. 20549. You can also review our filings by accessing the web site maintained by the Commission at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the Commission automatically updates and supersedes more dated information. We have previously filed the following documents with the Commission and are incorporating them by reference into this prospectus:

         a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed on or about March 31, 1999, including all material incorporated by reference therein;

         b) Our Current Report on Form 8-K, filed on or about March 3, 1999;

         c) Our Proxy Statement for our annual meeting of stockholders to be held on June 16, 1999, filed on or about April 30, 1999;

         d) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, filed on or about May 17, 1999, including all material incorporated by reference therein; and

         e) The description of our common stock contained in our Registration Statement on Form S-1, filed on or about May 9, 1997.

    We also incorporate by reference all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed.

    We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to: Investor Relations, Coinstar, Inc., 1800 114(th) Avenue, Bellevue, Washington 98004. The phone number for Investor Relations is (425) 943-8000.

                                 COINSTAR, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                            -----------
Independent Auditors' Report..............................................................................         F-2
Consolidated Balance Sheet................................................................................         F-3
Consolidated Statements of Operations.....................................................................         F-4
Consolidated Statements of Stockholders' Equity...........................................................         F-5
Consolidated Statements of Cash Flows.....................................................................         F-6
Notes to Consolidated Financial Statements................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Coinstar, Inc.
Bellevue, Washington

    We have audited the accompanying consolidated balance sheets of Coinstar, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

    As discussed in Note 2 to the financial statements, in 1997 the Company changed its method of accounting for loss per share to conform with Statement of Financial Accounting Standards No. 128 and, retroactively, restated the 1996 financial statements for the change.

/s/ DELOITTE & TOUCHE LLP

February 5, 1999
(May 15, 1999, As To Notes 4, 12, and 15)
Seattle, Washington

                        COINSTAR, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------   MARCH 31,
                                                                  1997          1998          1999
                                                              ------------  ------------  ------------
                                                                                          (UNAUDITED)
                                                ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 20,199,914  $ 37,688,205  $ 37,865,222
  Short-term investments available for sale.................    36,603,474     4,182,315     2,098,645
  Prepaid expenses and other current assets.................     1,021,349     1,043,010     1,582,336
                                                              ------------  ------------  ------------
    Total current assets....................................    57,824,737    42,913,530    41,546,203
Property and equipment:
  Coinstar units............................................    51,002,230    73,191,704    77,866,918
  Computers.................................................     2,792,326     3,060,899     3,271,536
  Office furniture and equipment............................     1,153,974     1,191,221     1,208,821
  Leased vehicles...........................................     1,014,873     1,637,647     2,022,555
  Leasehold improvements....................................       366,090       437,593       437,593
  Coinstar components.......................................       110,024        94,865        64,875
                                                              ------------  ------------  ------------
                                                                56,439,517    79,613,929    84,872,298
  Accumulated depreciation..................................   (13,511,235)  (26,263,528)  (30,195,857)
                                                              ------------  ------------  ------------
                                                                42,928,282    53,350,401    54,676,441
Other assets, net of accumulated amortization of $359,775,
  $617,961 and $694,995.....................................     2,792,875     2,569,187     3,062,723
                                                              ------------  ------------  ------------
      Total.................................................  $103,545,894  $ 98,833,118  $ 99,285,367
                                                              ------------  ------------  ------------
                                                              ------------  ------------  ------------

                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable..........................................  $  3,238,069  $  3,828,459  $  4,717,837
  Accrued liabilities.......................................    18,253,065    26,987,334    27,700,156
  Current portion of long-term debt and capital lease
    obligations, net of unamortized discount of $0, $14,031
    and $9,822..............................................     1,612,451     2,020,696     1,777,849
                                                              ------------  ------------  ------------
      Total current liabilities.............................    23,103,585    32,836,489    34,195,842
Long-term debt and capital lease obligations, less current
  portion and net of unamortized discounts of $19,675,155,
  $9,315,552 and $7,277,022.................................    77,333,005    86,035,758    88,162,731
                                                              ------------  ------------  ------------
      Total liabilities.....................................   100,436,590   118,872,247   122,358,573
Commitments and contingencies (Notes 5, 11, and 12)
Stockholders' equity (deficit):
  Preferred stock, $.001 par value; Authorized, 5,000,000
    shares; Issued and outstanding, 0 shares................
  Common stock, $.001 par value; Authorized, 45,000,000
    shares; Issued and outstanding, 15,034,629, 15,217,504
    and 15,441,611 shares...................................    61,039,848    61,858,154    62,531,295
  Contributed capital for warrants..........................       513,584       513,584     1,347,035
  Accumulated other comprehensive income....................        (2,962)        3,171        (3,043)
  Accumulated deficit.......................................   (58,441,166)  (82,414,038)  (86,948,493)
                                                              ------------  ------------  ------------
      Total stockholders' equity (deficit)..................     3,109,304   (20,039,129)  (23,073,206)
                                                              ------------  ------------  ------------
      Total.................................................  $103,545,894  $ 98,833,118  $ 99,285,367
                                                              ------------  ------------  ------------
                                                              ------------  ------------  ------------

                 See notes to consolidated financial statements

                        COINSTAR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                  MARCH 31,
                                             ----------------------------------------  ------------------------
                                                 1996          1997          1998         1998         1999
                                             ------------  ------------  ------------  -----------  -----------
                                                                                             (UNAUDITED)
Revenue....................................  $  8,312,080  $ 25,007,251  $ 47,673,651  $ 8,822,835  $15,791,424
Expenses:
  Direct operating.........................     7,258,406    17,899,402    26,564,505    5,823,711    7,938,563
  Regional sales and marketing.............     1,504,633     3,088,370     3,777,995      916,896    1,318,144
  Product research and development.........     3,969,185     6,361,568     4,744,110    1,409,817      939,915
  Selling, general, and administrative.....     5,351,476    11,078,649    14,112,213    3,275,628    3,380,651
  Depreciation and amortization............     4,133,904     8,679,036    13,237,234    2,813,277    4,102,747
                                             ------------  ------------  ------------  -----------  -----------
Loss from operations.......................   (13,905,524)  (22,099,774)  (14,762,406)  (5,416,494)  (1,888,596)
Other Income (Expense):
Interest income............................       848,194     2,328,031     1,366,580      501,407      162,635
Interest expense...........................    (2,661,374)   (9,821,619)  (10,816,858)  (2,571,057)  (2,850,614)
Other......................................                                   239,812       39,108       42,117
                                             ------------  ------------  ------------  -----------  -----------
Net loss before extraordinary item.........   (15,718,704)  (29,593,362)  (23,972,872)  (7,447,036)  (4,534,458)
Extraordinary Item:
    Loss related to early retirement of
      debt.................................       248,631            --            --           --           --
                                             ------------  ------------  ------------  -----------  -----------
Net Loss...................................  $(15,967,335) $(29,593,362) $(23,972,872) $(7,447,036) $(4,534,458)
                                             ------------  ------------  ------------  -----------  -----------
                                             ------------  ------------  ------------  -----------  -----------
Loss Per Share:
  Loss per share before extraordinary item,
    basic and diluted......................  $     (20.06) $      (3.81) $      (1.58) $     (0.49) $     (0.30)
  Extraordinary item per share, basic and
    diluted................................  $      (0.31) $         --  $         --  $        --  $        --
                                             ------------  ------------  ------------  -----------  -----------
  Loss per share, basic and diluted........  $     (20.37) $      (3.81) $      (1.58) $     (0.49) $     (0.30)
                                             ------------  ------------  ------------  -----------  -----------
  Weighted average shares outstanding,
    basic and diluted......................       783,690     7,761,425    15,150,463   15,079,985   15,357,980
                                             ------------  ------------  ------------  -----------  -----------
                                             ------------  ------------  ------------  -----------  -----------

                 See notes to consolidated financial statements

                        COINSTAR, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                              COMMON STOCK            SERIES A PREFERRED
                                                                      ----------------------------  -----------------------
                                                                         SHARES         AMOUNT        SHARES      AMOUNT
                                                                      -------------  -------------  ----------  -----------
Balance, January 1, 1996............................................        779,559  $      14,346     649,775  $   649,775
Exercise of stock options...........................................         13,500          4,050
Exercise of Series C Preferred stock warrants.......................
Exercise of Series D Preferred stock warrants.......................
Contributed capital for warrants....................................
Net loss............................................................       --
                                                                      -------------  -------------  ----------  -----------
Balance, December 31, 1996..........................................        793,059         18,396     649,775      649,775
Exercise of stock options...........................................        199,078         78,013
Conversion of Series A Preferred stock..............................        649,775        649,775    (649,775)    (649,775)
Conversion of Series B Preferred stock..............................      1,023,399      3,582,034
Conversion of Mandatorily Redeemable Preferred stock................      7,315,795     24,972,084
Exercise of warrants................................................      2,053,523      3,369,852
Issuance of common stock, net of issuance costs of $3,130,306.......      3,000,000     28,369,694
Comprehensive income
  Unrealized loss on short-term investments available for sale......
  Net loss..........................................................
Comprehensive income................................................
                                                                      -------------  -------------  ----------  -----------
Balance, December 31, 1997..........................................     15,034,629     61,039,848      --          --
Issuance of shares under employee stock purchase plan...............         98,239        738,968
Exercise of stock options...........................................         80,418         42,713
Non-cash stock-based compensation...................................          4,218         36,625
Comprehensive income
  Unrealized loss on short-term investments available for sale......
  Unrealized gain on foreign currency translation...................
  Other comprehensive income........................................
  Net loss..........................................................
Comprehensive income................................................
                                                                      -------------  -------------  ----------  -----------
Balance, December 31, 1998..........................................     15,217,504  $  61,858,154      --          --
                                                                      -------------  -------------  ----------  -----------
Issuance of shares under employee stock purchase plan (unaudited)...         35,446        304,664
Exercise of stock options (unaudited)...............................        129,200        309,550
Exercise of stock warrants (unaudited)..............................         59,461         58,927
Contributed capital for warrants (unaudited)........................
Comprehensive income (unaudited)
  Unrealized loss on short-term investments available for sale
    (unaudited).....................................................
  Unrealized gain on foreign currency translation (unaudited).......
  Other comprehensive income (unaudited)............................
  Net loss (unaudited)..............................................
Comprehensive income (unaudited)....................................
                                                                      -------------  -------------  ----------  -----------
Balance, March 31, 1999 (unaudited).................................  $  15,441,611  $  62,531,295
                                                                      -------------  -------------  ----------  -----------
                                                                      -------------  -------------  ----------  -----------

                                                                                                                   ACCUMULATED
                                                                         SERIES B PREFERRED       CONTRIBUTED         OTHER
                                                                      -------------------------   CAPITAL FOR         COMP
                                                                        SHARES       AMOUNT         WARRANTS         INCOME
                                                                      ----------  -------------  --------------  ---------------
Balance, January 1, 1996............................................     895,506  $   3,582,034  $    1,163,319     $      --
Exercise of stock options...........................................
Exercise of Series C Preferred stock warrants.......................                                    (45,453)
Exercise of Series D Preferred stock warrants.......................                                    (34,329)
Contributed capital for warrants....................................                                  1,537,623
Net loss............................................................
                                                                      ----------  -------------  --------------       -------
Balance, December 31, 1996..........................................     895,506      3,582,034       2,621,160             0
Exercise of stock options...........................................
Conversion of Series A Preferred stock..............................
Conversion of Series B Preferred stock..............................    (895,506)    (3,582,034)
Conversion of Mandatorily Redeemable Preferred stock................
Exercise of warrants................................................                                 (2,107,576)
Issuance of common stock, net of issuance costs of $3,130,306.......

Comprehensive income
  Unrealized loss on short-term investments available for sale......                                                   (2,962)
  Net loss..........................................................

Comprehensive income................................................
                                                                      ----------  -------------  --------------       -------
Balance, December 31, 1997..........................................      --           --               513,584        (2,962)
Issuance of shares under employee stock purchase plan...............
Exercise of stock options...........................................
Non-cash stock-based compensation...................................

Comprehensive income
  Unrealized loss on short-term investments available for sale......                                                    6,007
  Unrealized gain on foreign currency translation...................                                                      126
  Other comprehensive income........................................
  Net loss..........................................................

Comprehensive income................................................
                                                                      ----------  -------------  --------------       -------
Balance, December 31, 1998..........................................      --           --        $      513,584     $   3,171
                                                                      ----------  -------------  --------------       -------
Issuance of shares under employee stock purchase plan (unaudited)...
Exercise of stock options (unaudited)...............................
Exercise of stock warrants (unaudited)..............................                                    (58,927)
Contributed capital for warrants (unaudited)........................                                    892,378

Comprehensive income (unaudited)
  Unrealized loss on short-term investments available for sale
    (unaudited).....................................................                                                   (5,298)
  Unrealized gain on foreign currency translation (unaudited).......                                                     (916)
  Other comprehensive income (unaudited)............................
  Net loss (unaudited)..............................................

Comprehensive income (unaudited)....................................
                                                                      ----------  -------------  --------------       -------
Balance, March 31, 1999 (unaudited).................................                             $    1,347,035     $  (3,043)
                                                                      ----------  -------------  --------------       -------
                                                                      ----------  -------------  --------------       -------


                                                                        ACCUMULATED
                                                                          DEFICIT          TOTAL
                                                                      ---------------  --------------
Balance, January 1, 1996............................................   $ (12,880,469)  $   (7,470,995)
Exercise of stock options...........................................                            4,050
Exercise of Series C Preferred stock warrants.......................                          (45,453)
Exercise of Series D Preferred stock warrants.......................                          (34,329)
Contributed capital for warrants....................................                        1,537,623
Net loss............................................................     (15,967,335)     (15,967,335)
                                                                      ---------------  --------------
Balance, December 31, 1996..........................................     (28,847,804)     (21,976,439)
Exercise of stock options...........................................                           78,013
Conversion of Series A Preferred stock..............................
Conversion of Series B Preferred stock..............................
Conversion of Mandatorily Redeemable Preferred stock................                       24,972,084
Exercise of warrants................................................                        1,262,276
Issuance of common stock, net of issuance costs of $3,130,306.......                       28,369,694
                                                                                       --------------
Comprehensive income
  Unrealized loss on short-term investments available for sale......                           (2,962)
  Net loss..........................................................     (29,593,362)     (29,593,362)
                                                                                       --------------
Comprehensive income................................................                      (29,596,324)
                                                                      ---------------  --------------
Balance, December 31, 1997..........................................     (58,441,166)       3,109,304
Issuance of shares under employee stock purchase plan...............                          738,968
Exercise of stock options...........................................                           42,713
Non-cash stock-based compensation...................................                           36,625
                                                                                       --------------
Comprehensive income
  Unrealized loss on short-term investments available for sale......
  Unrealized gain on foreign currency translation...................
  Other comprehensive income........................................                            6,133
  Net loss..........................................................     (23,972,872)     (23,972,872)
                                                                                       --------------
Comprehensive income................................................                      (23,966,739)
                                                                      ---------------  --------------
Balance, December 31, 1998..........................................   $ (82,414,038)  $  (20,039,129)
                                                                      ---------------  --------------
Issuance of shares under employee stock purchase plan (unaudited)...                          304,664
Exercise of stock options (unaudited)...............................                          309,550
Exercise of stock warrants (unaudited)..............................
Contributed capital for warrants (unaudited)........................                          892,378
                                                                                       --------------
Comprehensive income (unaudited)
  Unrealized loss on short-term investments available for sale
    (unaudited).....................................................
  Unrealized gain on foreign currency translation (unaudited).......
  Other comprehensive income (unaudited)............................                           (6,214)
  Net loss (unaudited)..............................................      (4,534,455)      (4,534,455)
                                                                                       --------------
Comprehensive income (unaudited)....................................                       (4,540,667)
                                                                      ---------------  --------------
Balance, March 31, 1999 (unaudited).................................   $ (86,948,493)  $  (23,073,206)
                                                                      ---------------  --------------
                                                                      ---------------  --------------


                 See notes to consolidated financial statements

                        COINSTAR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                THREE MONTHS ENDED MARCH
                                                              YEAR ENDED DECEMBER 31,                      31,
                                                      ----------------------------------------  -------------------------
                                                          1996          1997          1998          1998         1999
                                                      ------------  ------------  ------------  ------------  -----------
                                                                                                       (UNAUDITED)
Operating activities:
  Net Loss..........................................  $(15,967,335) $(29,593,362) $(23,972,873) $ (7,447,036) $(4,534,455)
  Adjustments to reconcile net loss to net cash used
    by operating activities:
    Depreciation and amortization...................     4,133,904     8,679,036    13,237,234     2,813,277    4,102,747
    Debt discount amortization......................     1,819,457     9,156,396    10,345,573     2,433,187    2,765,950
    Accrued investment income.......................      (263,063)     (389,254)      483,502       164,509       79,529
    Non-cash stock-based compensation...............            --            --        36,625        10,754
    Unrealized loss on short-term investments
      available for sale............................                                                               (5,298)
    Unrealized gain (loss) on foreign currency
      translation...................................            --            --           117                       (916)
Cash provided (used) by changes in operating assets
  and liabilities:
    Prepaid expenses and other current assets.......      (613,484)     (156,349)      (21,661)      (88,551)    (500,466)
    Other assets....................................       (64,803)     (176,978)        2,592           588      (85,664)
    Accounts payable................................       869,029     1,458,978       590,390       481,235      889,378
    Accrued liabilities.............................     6,734,378    10,562,777     8,753,736    (1,256,764)     721,960
                                                      ------------  ------------  ------------  ------------  -----------
      Net cash provided (used) by operating
        activities..................................    (3,351,917)     (458,756)    9,455,235    (2,888,801)   3,432,764
Investing activities:
  Purchases of short-term investments...............   (32,245,346)  (47,962,984)  (24,258,982)  (15,537,936)           0
    Sales and maturities of short-term
      investments...................................                  45,856,665    56,202,659    19,998,755    2,002,495
    Purchases of fixed assets.......................   (20,819,556)  (29,767,502)  (22,991,701)   (4,735,679)  (4,986,790)
    Costs to dispose of equipment...................                                                                 (923)
    Other...........................................       (98,791)           --         2,622
                                                      ------------  ------------  ------------  ------------  -----------
      Net cash provided (used) by investing
        activities..................................   (53,163,693)  (31,873,821)    8,954,598      (274,860)  (2,985,218)
Financing activities:
  Payments on long-term debt........................    (6,462,640)   (1,045,255)   (1,703,222)     (407,920)    (467,257)
    Borrowings under long-term debt obligations, net
      of financing costs............................    69,840,270            --            --
    Financing costs associated with long-term credit
      facility......................................                                                             (419,133)
    Proceeds from sale of common stock, net of
      issuance costs................................                  28,369,694
    Proceeds from sale of Series C, D and E
      Preferred stock...............................     1,344,538            --            --
    Proceeds from exercise of stock options and
      issuance of shares under employee stock
      purchase plan.................................         4,050        78,013       781,681       429,614      614,214
    Contributed capital for warrants................     1,537,623            --            --
    Proceeds from exercise of warrants..............            --     1,262,276            --
                                                      ------------  ------------  ------------  ------------  -----------
      Net cash provided/(used) by financing
        activities..................................    66,263,841    28,664,728      (921,541)       21,694     (272,176)
                                                      ------------  ------------  ------------  ------------  -----------
Increase/(decrease) in cash and cash equivalents....     9,748,231    (3,667,849)   17,488,292    (3,141,967)     177,017
Cash and cash equivalents:
    Beginning of period.............................    14,119,532    23,867,763    20,199,913    20,199,913   37,688,205
                                                      ------------  ------------  ------------  ------------  -----------
    End of period...................................  $ 23,867,763  $ 20,199,914  $ 37,688,205  $ 17,057,946  $37,865,222
                                                      ------------  ------------  ------------  ------------  -----------
                                                      ------------  ------------  ------------  ------------  -----------
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..........  $    832,061  $    668,058  $    486,298  $    141,952  $   109,731
Supplemental disclosures of noncash financing
  activities:
    Purchase of vehicles financed by capital lease
      obligations...................................  $         --  $    735,970  $    504,811  $     74,637  $   308,235
    Purchase of computer equipment financed by
      capital lease obligations.....................       553,065            --            --            --           --
    Cashless exercises of warrants..................            --     2,581,426            --            --      137,156
    Purchase of assets with warrants................            --            --            --            --      169,167
    Issuance of warrants under revolving credit
      facility......................................            --            --            --            --      723,211

                 See notes to consolidated financial statements

                        COINSTAR, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BUSINESS:

  GENERAL

    Coinstar, Inc. (the "Company") develops, owns and operates a network of automated, self-service coin-counting and processing machines that provide consumers with a convenient means to convert loose coins into cash. The Company has increased its installed base every year since inception, and as of December 31, 1998, had an installed base of 4,813 units located in supermarkets and financial institutions in 37 states.

  PRINCIPLES OF CONSOLIDATION

    The financial statements include the accounts of Coinstar, Inc. and its wholly owned subsidiaries, including Coinstar International, Inc., which was formed for the purpose of exploring the expansion of the Coinstar network internationally. All costs incurred by Coinstar, Inc. and its subsidiaries relating to the development of domestic and international markets are expensed as incurred.

  INTERIM FINANCIAL INFORMATION

    The interim financial information as of March 31, 1999, and for the three-month periods ended March 31, 1998 and 1999, was prepared by the Company in a manner consistent with the audited financial statements and pursuant to the rules and requirements of the Securities and Exchange Commission. The unaudited information, in management's opinion, reflects all adjustments that are of a normal recurring nature and that are necessary to present fairly the results for the periods presented. The results of operations for the three-month period ended March 31, 1999, are not necessarily indicative of the results to be expected for the entire year.

  INITIAL PUBLIC OFFERING

    On July 9, 1997, the Company completed its initial public offering of 3,000,000 shares of common stock at a purchase price of $10.50 per share for proceeds, net of issuance costs, of $28.4 million. The net proceeds received by the Company have been and will be used (i) predominantly to fund capital expenditures and working capital in connection with the continued expansion of the Coinstar network, (ii) for product research and development, and deployment of enhancements to the Coinstar unit and the coin processing network and (iii) for general corporate purposes.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents includes funds in transit, which represent amounts being processed by armored carriers or residing in Coinstar units, of $21.8 million and $14.2 million at December 31, 1998 and 1997, respectively.

  SECURITIES AVAILABLE FOR SALE

    The Company's investments are all classified as available for sale and are stated at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
Certain Investments in Debt and Equity Securities." This statement specifies that available for sale securities are reported at fair value with changes in unrealized gains and losses recorded directly to stockholders' equity. All of the Company's investments have maturities of one year or less. Realized and unrealized gains or losses at December 31, 1998 and 1997, were insignificant. Fair value is based upon quoted market prices.

  PROPERTY AND EQUIPMENT

    Property and equipment are depreciated using the following methods and useful lives:

TYPE OF ASSET                                                      METHOD        USEFUL LIFE
-------------------------------------------------------------  --------------  ---------------
Coinstar units purchased prior to January 1, 1996 balance....  150% declining  60 months
Coinstar units purchased subsequent to
January 1, 1996..............................................  Straight-line   60 months
Installation costs for Coinstar units........................  Straight-line   36 months
Furniture and equipment......................................  Straight-line   60 months
Computer equipment...........................................  Straight-line   36 months
Automobiles and light trucks.................................  Straight-line   36 months
Leasehold improvements.......................................  Straight-line   60 to 84 months

    In order to achieve volume discounts, the Company prepurchases certain components of the Coinstar units. When a component is placed into service, the cost is transferred to the appropriate Coinstar equipment account and depreciated accordingly.

  OTHER ASSETS

    Other assets include lease and utility deposits, deferred financing fees for the issuance of the Company's 13% senior subordinated discount notes (the "Notes") and amounts capitalized relating to organizational costs. Deferred financing fees and organizational costs are amortized on a straight-line basis over ten and five years, respectively.

  LONG-LIVED ASSETS

    The Company periodically reviews long-lived assets, including identified intangible assets, for impairment to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such review includes estimating expected future cash flows.

    During 1996, the Company discontinued its preprinted coupon distribution business line. As a result, a provision for additional depreciation in the amount of $329,096 was made to write down the recorded value of coupon dispensing components of the Coinstar units, which are no longer being used in operations, to their estimated fair value. During 1997, the Company upgraded certain components of the Coinstar unit. As a result, a provision for additional depreciation in the amount of $107,054 was made to write down the recorded value of the obsolete equipment. During 1998, the Company reduced the carrying value of certain components of the Coinstar unit resulting in a provision for additional depreciation of $170,097.

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
  REVENUE RECOGNITION

    Coin processing fees are recognized at the time the customers' coins are counted by the Coinstar unit. Units in service with two retail distribution partners in 1997 accounted for approximately 25.6% and 17.2%, respectively, of the Company's revenues. In 1998, two retail distribution partners accounted for approximately 18.7% and 18.9%, respectively, of the Company's revenues.

  LOSS PER SHARE

    The Company adopted SFAS No. 128, "Earnings Per Share," for the year ended December 31, 1997, as required. On February 3, 1998, the Securities and Exchange Commission (the "Commission") released Staff Accounting Bulletin No. 98, which requires companies to restate all prior periods presented in accordance with the provisions of SFAS No. 128, including those periods prior to an initial public offering. Because the results from operations reflect a net loss for all years presented, basic and diluted loss per share are calculated based on the same weighted average number of shares outstanding.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    The carrying amounts for cash and cash equivalents, short-term investments, and accounts payable approximate fair value because of the short maturity of these instruments.

    At December 31, 1997 and 1998, the carrying amount and estimated fair value of such financial instruments for which fair value can be determined are as follows:

                                                           1997                      1998
                                                 ------------------------  ------------------------
                                                  CARRYING                  CARRYING
                                                   AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                 -----------  -----------  -----------  -----------
Cash and cash equivalents......................   $  20,200    $  20,200    $  37,688    $  37,688
Short-term investments.........................      36,603       36,603        4,182        4,182
Accounts payable...............................       3,238        3,238        3,828        3,828
Long-term debt.................................      75,356       77,425       85,684       76,950

  STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, "Accounting for Stock-Based Compensation," has been adopted by the Company for disclosure of certain additional information related to its stock option plans.

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." This pronouncement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating the effects of this Standard; however, management believes the impact of adoption will not be material to the financial statements, taken as a whole. SFAS 133 is effective for fiscal years beginning after June 15, 1999.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," on March 4, 1998. This SOP is effective for the Company's fiscal year ending December 31, 1999 and requires certain of the Company's product research and development expenses related to development of software for internal use to be capitalized. The Company is currently evaluating the effects of this SOP, and management is uncertain as to the impact of its adoption on the financial statements, taken as a whole.

NOTE 3 -- ACCRUED LIABILITIES:

    Accrued liabilities consisted of the following at the respective dates:

                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                      1997         1998
                                                                   -----------  -----------
Funds in transit.................................................  $14,175,898  $21,786,686
Accrued liabilities for revenue sharing..........................      539,198    1,193,000
Accrued liabilities to service contract providers................    1,598,325    1,021,890
Accrued liabilities for taxes....................................      571,320      768,466
Other............................................................    1,368,324    2,214,292
                                                                   -----------  -----------
                                                                   $18,253,065  $26,987,334
                                                                   -----------  -----------
                                                                   -----------  -----------

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 4 -- LONG-TERM DEBT:

    Long-term debt, including current portion, consisted of the following at December 31, 1997 and 1998:

                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                      1997         1998
                                                                   -----------  -----------
Senior subordinated discount notes, net of unamortized
  discount of $9,315,551 and $19,644,288.........................  $75,355,712  $85,684,448
Equipment loan, net of unamortized discount of $14,031
  and $30,867....................................................    2,458,334    1,442,460
                                                                   -----------  -----------
                                                                    77,814,046   87,126,908
Less current portion.............................................    1,032,710    1,442,460
                                                                   -----------  -----------
Long-term debt...................................................  $76,781,336  $85,684,448
                                                                   -----------  -----------
                                                                   -----------  -----------

  EQUIPMENT LOANS

    In January 1996, the Company entered into a loan agreement which allows for maximum borrowings of $3,000,000 under specific notes secured by certain Coinstar equipment. During the first six months of 1996, the Company drew the entire $3,000,000. This loan has an effective annual interest rate of 16.6% and is due in monthly installments through October 1999.

  EARLY RETIREMENT OF DEBT

    On December 1996, the Company repaid an aggregate of $5,838,050 in equipment loans prior to scheduled maturity. As a result of the early repayment, the Company recognized an extraordinary loss of $248,631, which included early termination penalties of $200,763 and write-off of related discounts of $47,868.

  SENIOR SUBORDINATED DISCOUNT NOTES

    On October 22, 1996, the Company completed a private placement offering of 95,000 units, each of which consisted of a $1,000 principal amount of 13% senior subordinated discount notes, due at maturity in 2006, and warrants to purchase seven shares of common stock of the Company, at an exercise price of $.01 per warrant share, subject to adjustment under certain circumstances. Imputed interest on the discount notes, as represented by the original issue discount of $29,413,154, accrues until October 1999, at which time interest is payable in semi-annual installments through maturity.

    The Notes are not redeemable at the option of the Company prior to October 1, 2001, other than from the proceeds of a public equity offering. The Notes are redeemable at the option of the Company, in whole or in part, at any time on and after October 1, 2001, at specified redemption prices for the relevant year of redemption, plus accrued and unpaid interest to the date of redemption.

    In the event of a change of control (as defined), each holder of the Notes has the option to require the Company to repurchase such holder notes at 101% of the accreted value thereof on the date of repurchase plus liquidated damages. The Notes are subordinate in rank to all existing and

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 4 -- LONG-TERM DEBT: (CONTINUED)
future senior indebtedness of the Company. The Indenture pursuant to which the Notes were issued contains certain covenants that, among other things, limit the ability of the Company to make dividend payments, make investments, repurchase outstanding shares of stock, prepay other debt obligations, incur additional indebtedness, effect asset dispositions, engage in sale and leaseback transactions, consolidate, merge or sell all or substantially all of the Company's assets, engage in transactions with affiliates, or permit its restricted subsidiaries to effect certain transactions.

    Subsequent to the completion of the Company's initial public offering and pursuant to a related Notes Registration Rights Agreement between the Company and the initial purchasers of the Notes (the "Registration Rights Agreement"), the Company completed an exchange offer of the Notes to satisfy its obligations under the Registration Rights Agreement. The Notes were exchanged for otherwise substantially identical notes registered under the Securities Act of 1933, as amended.

    The Notes were recorded net of discount of $30,410,654, and the warrants issued in connection with these notes were recorded as $997,500 of contributed capital, each as determined by the relative fair values of the Notes and the warrants as of the closing date. In addition, the Company has recorded deferred financing fees related to the Notes of $2,714,354. Additional costs associated with the exchange offer of $121,063 were added to the deferred financing cost. The deferred financing costs and discount attributable to the warrants are being amortized over the term of the Notes.

  PRINCIPAL PAYMENTS

    Scheduled principal payments on long-term debt for the next five years ending December 31, are as follows:

1999..............................................................  $ 1,456,491
2000..............................................................           --
2001..............................................................           --
2002..............................................................           --
2003..............................................................           --
Thereafter........................................................   95,000,000
                                                                    -----------
                                                                     96,456,491
Less unamortized discounts, including current portion.............    9,329,583
                                                                    -----------
                                                                    $87,126,908
                                                                    -----------
                                                                    -----------

  CREDIT AGREEMENT

    On February 19, 1999, Coinstar entered into a Credit Agreement with Imperial Bank, for itself and as agent of Bank Austria Creditanstalt Corporate Finance, Inc. ("Bank Austria" and, together with Imperial Bank, the "Lenders"). The Credit Agreement provides Coinstar with a credit facility of up to $25 million, consisting of revolving loans of $5 million from each of the Lenders, and term loans of $5 million from each of the Lenders. The amounts available under the term loans will increase to $7,500,000 per Lender after Coinstar has satisfied certain debt ratios.

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 4 -- LONG-TERM DEBT: (CONTINUED)
    In connection with the Credit Agreement, Coinstar issued to each of the Lenders a warrant to purchase 51,326 shares of its common stock. The exercise price for the warrants, which will expire on February 19, 2009, is $12.177 per share. Coinstar has agreed, pursuant to Registration Rights Agreements with the Lenders, to file a registration statement on Form S-3 to register the shares issuable upon exercise of the warrants within 60 days following the date on which Coinstar has satisfied all of its obligations under the Credit Agreement (the "Termination Date"). Coinstar must use reasonable efforts to cause the registration statement to be declared effective no later than 120 days following the Termination Date and must keep the registration open for at least 45 days following the date the registration statement is declared effective. The Registration Rights Agreements also obligate Coinstar to include the common stock issuable upon exercise of the warrants in certain registration statements it may file.

NOTE 5 -- COMMITMENTS:

  LEASE COMMITMENTS

    The Company entered into two lease agreements for office space which commenced April 1, 1997, and September 1, 1997, and expire on March 31, 2002, and August 31, 2004, respectively. The agreements require the Company to pay a portion of operating costs and minimum monthly payments, which escalate annually based on a stated schedule. Each agreement allows the Company to renew each lease for one consecutive period of five years.

    The Company has entered into capital lease agreements to finance the acquisition of certain Coinstar equipment, computer equipment, and automobiles. Title to such assets is retained by the Company. These capital leases have terms of 36 months at imputed interest rates which range from 10.4% to 24.9%. Assets under capital lease obligations aggregated $2,300,694, and $2,193,810, net of $1,122,119 and $1,016,627 of accumulated amortization, at December 31, 1998 and 1997, respectively.

    A summary of the Company's minimum lease obligations as of December 31, 1998, are as follows:

                                              CAPITAL LEASES   OPERATING LEASES
                                              ---------------  -----------------
1999........................................    $   651,391       $ 1,265,643
2000........................................        306,232         1,284,138
2001........................................         67,311         1,310,969
2002........................................             --         1,158,608
2003........................................             --         1,122,723
Thereafter..................................             --           759,617
                                              ---------------  -----------------
Total minimum lease commitments.............      1,024,934       $ 6,901,698
                                              ---------------  -----------------
                                                               -----------------
Less amounts representing interest..........         95,388
                                              ---------------
Present value of lease obligation...........        929,546
Less current portion........................        578,236
                                              ---------------
Long-term portion...........................    $   351,310
                                              ---------------
                                              ---------------

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 5 -- COMMITMENTS: (CONTINUED)
    Rental expense was $1,365,148, $889,506 and $359,842 for the years ended December 31, 1998, 1997 and 1996, respectively.

  SERVICE PROVIDERS

    As of December 31, 1998, the Company had outstanding service contracts with several service providers. These contracts generally cover a one- to two-year period and have cancellation clauses ranging from 30 to 60 days.

  PURCHASE COMMITMENTS

    The Company has entered into certain purchase agreements with suppliers of Coinstar units which require aggregate purchases in the amount of $11,208,712 in 1999.

  CONCENTRATION OF SUPPLIERS

    The Company currently buys a significant component of the Coinstar unit from a single supplier. Although there are a limited number of suppliers for the component, management believes that other suppliers could provide similar equipment which would require certain modifications. Accordingly, a change in suppliers could cause a delay in manufacturing and a possible slow-down of growth, which could materially adversely affect future operating results.

  LETTER OF CREDIT

    As of December 31, 1998 the Company had outstanding secured irrevocable letters of credit with a bank in the amount of $3.7 million. These letters of credit, which expires through June 1999, collateralize the Company's obligations to third parties. As of December 31, 1998, no amounts were outstanding under the letters of credit.

NOTE 6 -- STOCKHOLDERS' EQUITY:

    As a result of the Company's initial public offering, 649,775 shares of Series A and 895,506 shares of Series B Preferred Stock outstanding were converted to common stock. Shares of Series A Preferred Stock shares were converted into shares of the Company's common stock on a one-for-one basis, and Series B shares were converted on a basis of 1.142857 shares of common stock for each share of Preferred stock.

    Pursuant to the terms of Series C, D, and E Preferred Stock agreements, the completion of the Company's initial public offering resulted in the conversion of 4,659,324 shares of Series C, 2,556,471 shares of Series D, and 100,000 shares of Series E Preferred Stock on a one-for-one basis into the Company's common stock.

    In connection with various financing transactions, the Company issued warrants which entitled the holders to purchase shares of the Company's common stock and Series B, C, D, E-2, and E-3 Preferred Stock. All Preferred Stock warrants were converted to common stock warrants upon completion of the Company's initial public offering on a basis of 1.142857 common stock warrants for each Series B Preferred Stock warrant, and on a one-for-one basis for the Series C, D, E-2, and

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 6 -- STOCKHOLDERS' EQUITY: (CONTINUED)
E-3 Preferred Stock warrants. A summary of the warrants outstanding for the three years in the period ended December 31, 1998, is as follows:

                                                            SERIES B                 SERIES C
                                 COMMON STOCK            PREFERRED STOCK          PREFERRED STOCK
                           ------------------------  -----------------------  -----------------------
                            NUMBER OF    EXERCISE     NUMBER OF    EXERCISE    NUMBER OF    EXERCISE
                             SHARES        PRICE       SHARES       PRICE       SHARES       PRICE
                           -----------  -----------  -----------  ----------  -----------  ----------
Outstanding, January 1,
  1996...................                                43,752   $     4.00   1,419,369   $3.00-4.00
Issued...................     665,000   $       .01
Exercised................                                                        (92,308)        4.00
                           -----------  -----------  -----------  ----------  -----------  ----------
Outstanding, December 31,
  1996...................     665,000           .01      43,752         4.00   1,327,061    3.00-4.00
Exercised................    (665,000)          .01     (43,752)        4.00  (1,277,830)   3.00-4.00
Conversion to common
  stock warrants.........   1,042,981   $3.25-15.61                              (49,231)        3.25
                           -----------  -----------  -----------  ----------  -----------  ----------
Outstanding, December 31,
  1997 and 1998..........   1,042,981   $3.25-15.61          --                       --
                           -----------  -----------  -----------              -----------
                           -----------  -----------  -----------              -----------


                                   SERIES D                SERIES E-2               SERIES E-3
                               PREFERRED STOCK              PREFERRED                PREFERRED
                           ------------------------  -----------------------  -----------------------
                            NUMBER OF    EXERCISE     NUMBER OF    EXERCISE    NUMBER OF    EXERCISE
                             SHARES        PRICE       SHARES       PRICE       SHARES       PRICE
                           -----------  -----------  -----------  ----------  -----------  ----------
Outstanding, January 1,
  1996...................     705,891   $      4.25          --   $       --          --   $       --
Issued...................     144,926     4.00-4.25     350,000        11.40     550,000        15.61
Exercised................     (56,471)         4.25          --           --          --           --
                           -----------  -----------  -----------  ----------  -----------  ----------
Outstanding, December 31,
  1996...................     794,346     4.00-4.25     350,000        11.40     550,000        15.61
Exercised................    (700,596)    4.00-4.25
Conversion to common
  stock warrants.........     (93,750)         4.00    (350,000)       11.40    (550,000)       15.61
                           -----------  -----------  -----------  ----------  -----------  ----------
Outstanding, December 31,
  1997 and 1998..........          --                        --                       --
                           -----------               -----------              -----------
                           -----------               -----------              -----------

    Certain warrants, which were to expire upon the closing of the initial public offering, were exercised for 352,907 shares of common stock at an aggregate exercise price of $1.26 million. Certain warrants, which also were to expire upon the closing of the initial public offering, were exercised on a cashless basis resulting in the issuance of 1,035,715 shares of common stock. The warrants issued in connection with the sale of the Notes were exercised with cash payments or on a cashless basis, resulting in the issuance of an aggregate of 664,937 shares of common stock. The remaining warrants have expiration dates from June 28, 1998, to December 15, 2000, and have

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 6 -- STOCKHOLDERS' EQUITY: (CONTINUED) been recorded at amounts which reflect management's best estimate of fair value on the date of issuance.

    In November 1998, the Board of Directors approved the adoption of a Stockholder Rights Plan under which all stockholders receive rights to purchase shares of new series of Preferred Stock. The rights are exercisable only if a person or group acquires 20 percent or more of the Company's common stock or announces a tender offer for 20 percent or more of the common stock. If a person acquires 20 percent or more of the Company's common stock, all rightsholders except the purchaser will be entitled to acquire the Company common stock at a 50 percent discount. The rights trade with the common stock, unless and until they are separated upon the occurrence of certain future events. The Board of Directors may terminate the Rights Plan at any time or redeem the rights prior to the time a person acquires more than 20 percent of Coinstar's common stock.

NOTE 7 -- INCOME TAXES:

    The components of the Company's deferred tax asset at December 31, 1998 and 1997 are as follows:

                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                      1997         1998
                                                                   -----------  -----------
Tax loss and credit carryforwards................................   17,901,000  $24,236,000
Depreciation and amortization....................................   (1,905,000)  (3,614,000)
Subordinated debt discount amortization..........................    3,645,000    7,124,000
Other............................................................      231,000      216,000
                                                                   -----------  -----------
                                                                    19,872,000   27,962,000
Valuation allowance..............................................  (19,872,000) (27,962,000)
                                                                   -----------  -----------
                                                                   $         0  $         0
                                                                   -----------  -----------
                                                                   -----------  -----------

    A valuation allowance in the full amount of the net deferred tax asset balances has been established as it is uncertain that the Company will be able to realize such tax assets in the future. At December 31, 1998, the Company had net operating loss and credit carryforwards in the amount of $71,230,000 which expire through 2013.

    The Company recorded deferred tax benefits of $8,113,000, $10,036,000, and $5,422,000 for each of the years ended December 31, 1998, 1997 and 1996. A valuation allowance in the amount of the deferred tax benefit was recorded each year.

NOTE 8 -- STOCK-BASED COMPENSATION PLANS:

    In March 1997, the Company adopted the 1997 Equity Incentive Plan, under which options generally vest over four years and expire after 10 years. The Company has also granted certain options under the 1997 Equity Incentive Plan that have accelerated vesting provisions that are based on specified performance goals being met. If these goals are met, the options vest immediately. If the goals are not met, the options vest after five years. All options with performance-accelerated vesting that were granted in 1998 were vested in 1998. The Equity Incentive Plan is an amendment and restatement of the Company's 1992 Stock Option Plan, as amended. The

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 8 -- STOCK-BASED COMPENSATION PLANS: (CONTINUED)
Company has reserved a total of 2,900,000 shares of common stock for issuance under the 1997 Equity Incentive Plan. Stock options have been granted to officers and employees to purchase common stock at prices ranging from $.10 to $13.94 per share which represented management's best estimate of fair market value at the dates of grant. The Company did not recognize any compensation expense related to the options issued under the 1997 Equity Incentive Plan.

    In March 1997, the Company adopted the Non-Employee Directors' Stock Option Plan, under which the Board of Directors has provided for the automatic grant of options to purchase shares of common stock to non-employee directors of the Company. The Company has reserved a total of 100,000 shares of common stock for issuance under the Non-Employee Directors' Stock Option Plan. Stock options have been granted to non-employee directors to purchase common stock at prices of $7.75 and $10.00 per share which represents management's best estimate of fair market value at the date of grant. The price ranges of all options exercised were $.25 to $1.50 in 1998, and $.25 to $.70 in 1997. At December 31, 1998,
there were 2,689,450 shares of unissued common stock reserved for issuance, of which options for the purchase of 1,010,891 shares were available for future grants. Numbers of common and converted Series B Preferred shares under the plans are as follows as of December 31:

                                             1996                    1997                    1998
                                    ----------------------  ----------------------  ----------------------
                                                WEIGHTED                WEIGHTED                WEIGHTED
                                                 AVERAGE                 AVERAGE                 AVERAGE
                                                EXERCISE                EXERCISE                EXERCISE
                                     SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                    ---------  -----------  ---------  -----------  ---------  -----------
Number of common shares under
  option:
  Outstanding, beginning of
    year..........................    376,550   $    0.37     614,950   $    0.52     978,502   $    5.76
  Granted.........................    254,850        0.74     544,000        9.93   1,033,944        7.81
  Series B Preferred options
    converted to common stock
    options.......................                             39,998        3.50          --
  Exercised.......................    (13,500)       0.30    (199,078)       0.39     (84,636)        .51
  Canceled or expired.............     (2,950)       0.51     (21,368)       6.94    (249,251)       7.19
                                    ---------               ---------               ---------

Outstanding, end of year..........    614,950        0.52     978,502        5.76   1,678,559        7.08
                                    ---------               ---------               ---------
                                    ---------               ---------               ---------

Exercisable, end of year..........     84,017   $    0.32     192,385   $    3.52     464,811   $    5.46
                                    ---------               ---------               ---------
                                    ---------               ---------               ---------

Number of Series B preferred
  shares under option
  Outstanding, beginning of
    year..........................     35,000   $    4.00      35,000   $    4.00          --
  Converted to common stock
    options.......................         --          --     (35,000)       4.00          --
                                    ---------       -----   ---------       -----   ---------

Outstanding, end of year..........     35,000        4.00          --          --          --
                                    ---------               ---------               ---------
                                    ---------               ---------               ---------

Exercisable, end of year..........     35,000   $    4.00          --          --          --
                                    ---------               ---------               ---------
                                    ---------               ---------               ---------

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 8 -- STOCK-BASED COMPENSATION PLANS: (CONTINUED)

    As a result of the Company's initial public offering, all Series B Preferred stock options converted to common stock options on a 1.142857 to one basis.

    The following table summarizes information about common stock options outstanding at December 31, 1998:

                                                                                                   OPTIONS EXERCISABLE
                                     OPTIONS OUTSTANDING                                   ------------------------------------
                          ------------------------------------------                                               WEIGHTED
                           NUMBER OF OPTIONS     WEIGHTED AVERAGE                           NUMBER OF OPTIONS       AVERAGE
                            OUTSTANDING AT           REMAINING         WEIGHTED AVERAGE      EXERCISABLE AT        EXERCISE
                           DECEMBER 31, 1998     CONTRACTUAL LIFE       EXERCISE PRICE      DECEMBER 31, 1998        PRICE
                          -------------------  ---------------------  -------------------  -------------------  ---------------
$ 0.25-3.50.............          317,685                 6.81             $    0.98              229,491          $    1.09
  3.75-7.75.............          114,226                 9.69                  5.66               22,726               7.75
  8.00-8.00.............          696,356                 9.11                  8.00                    0
  8.13-9.50.............          137,200                 9.27                  8.79               12,250               8.52
 10.00-13.94............          413,092                 8.17                 10.03              200,344              10.03
                               ----------                                                        --------
                                1,678,559                 8.49             $    7.08              464,811          $    5.46
                               ----------                                                        --------
                               ----------                                                        --------

    In March 1997, the Company adopted the Employee Stock Purchase Plan (the "ESPP") under Section 423 of the Internal Revenue Code. Under the ESPP, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings. The Company has reserved a total of 200,000 shares of common stock for issuance under the Employee Stock Purchase Plan. Eligible employees may participate through payroll deductions in amounts related to their basic compensation. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period. No shares were issued under the ESPP during 1997. As of December 31, 1998, payroll deductions totaling $994,642 on behalf of approximately 249 employees were collected for the purchase of shares. Actual shares purchased by participating employees as of December 31, 1998 totaled 98,239 at an average price of $7.52.

    The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option grants. The weighted average fair value of options granted during 1998, 1997, and 1996 were $3.46, $2.80 and $.20, respectively. The fair value of each option granted during 1998, 1997, and 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: four to five year expected life from date of grant; weighted 49% stock volatility for 1998; 48% stock volatility for 1997 and no stock volatility for 1996; risk-free interest rates from 4.2% to 6.95%; and no dividends during the expected term. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 8 -- STOCK-BASED COMPENSATION PLANS: (CONTINUED)
Compensation," the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                                   DECEMBER 31,
                                     ----------------------------------------
                                         1996          1997          1998
                                     ------------  ------------  ------------
Net loss:
As reported........................  $(15,967,335) $(29,593,362) $(23,972,872)
Pro forma..........................   (15,981,530)  (30,211,943)  (25,512,452)
Net loss per share, basic and
  diluted:
As reported........................        (20.37)        (3.81)        (1.58)
Pro forma..........................        (20.39)        (3.89)        (1.68)

    In January 1997, the Board of Directors approved an agreement for acceleration of exercise provisions for stock options granted to certain employees. Under the terms of the agreement, these employees are allowed to exercise unvested stock options. Any shares purchased by an employee relating to unvested stock options will be held in escrow until such options are vested. In addition, the Company has the right to repurchase such shares prior to the applicable date of vesting should the employees terminate their employment status. The agreement has not established a new measurement date for the affected stock options.

NOTE 9 -- LOSS PER SHARE:

    The weighted average number of shares outstanding used to compute basic and diluted loss per share were 15,150,463, 7,761,425, and 783,690 for the years ended December 31, 1998, 1997, and 1996, respectively. Because the results from operations reflect a net loss for all years presented, basic and diluted loss per share are calculated based on the same weighted average number of shares outstanding.

    The following warrants, options and Preferred stock were not included in the computation of diluted loss per share, as of December 31, because the effect was antidilutive:

                                      1996                    1997                    1998
                             ----------------------  ----------------------  ----------------------
                                         EXERCISE                EXERCISE                EXERCISE
                              NUMBER       PRICE      NUMBER       PRICE      NUMBER       PRICE
                             ---------  -----------  ---------  -----------  ---------  -----------
Stock warrants.............  3,730,159  $0.01-15.61  1,042,981  $4.00-15.61  1,042,981  $3.25-15.61
Common stock options.......    649,950    0.25-1.50    978,502   0.25-13.94  1,668,559   0.25-13.94
Preferred stock............  8,861,076           --         --           --         --           --

NOTE 10 -- RETIREMENT PLAN:

    In July 1995, the Company adopted a tax-qualified employee savings and retirement plan under Section 401(k) of the Internal Revenue Code of 1986 (the "Plan") for all employees who satisfy the age and service requirements under the Plan. The Plan is funded by voluntary employee salary deferral of up to 15% of annual compensation and employer matching contributions of up to 6% of annual compensation. Effective October 1, 1998, the Company adopted an amendment to the plan, whereby participating employees are 100% vested for the Company matched

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 10 -- RETIREMENT PLAN: (CONTINUED)
contributions. The Company has contributed $170,243 and $36,297 to the plan for the years ended December 31, 1998 and 1997.

NOTE 11 -- LEGAL PROCEEDINGS:


    On June 18, 1997, the Company filed in the United States District Court, Northern District of California against CoinBank Automated Systems, Inc. ("CoinBank"), one of its competitors, a complaint for infringement of one of the Company's United States patents (the "Patent Infringement Claim"). On June 27, 1997, CoinBank answered the Patent Infringement Claim and counterclaimed for declaration of non-infringement, invalidity and unenforceability of the subject patent, and filed a claim for breach of warranty against Scan Coin AB ("Scan Coin"). The claim against Scan Coin has been dismissed by agreement of the parties. On January 26, 1998, the court, in response to cross motions for summary judgment filed by both parties, held that certain of CoinBank's devices did not infringe on the subject patent, and that there remained a question of fact as to the infringement of other devices. On October 27, 1998, the Company added its most recently issued patent to the pending litigation by agreement of the parties. There can be no assurance that the Company will prevail in such Patent Infringement Claim or on any claim that may be filed by CoinBank against the Company, or that as a result of such Patent Infringement Claim, the Company's patents will not be limited in scope or found to be invalid.


NOTE 12 -- TERMINATION OF SUPPLIER RELATIONSHIP:

    The Company's sole source of coin counter components has been Scan Coin, pursuant to an agreement originally entered into in 1993 and subsequently amended. Scan Coin claims that this agreement requires that only Scan Coin coin counters may be used in Coinstar units. Additionally, Scan Coin claims that the agreement gives ownership to Scan Coin of any improvements or developments to the coin counter. The Company believes that Scan Coin has no claim on any of its intellectual property. On September 8, 1998 Scan Coin informed the Company that it was in violation of the original agreement and had 30 days to correct the violation. Scan Coin also restated its claim to the Company's intellectual property. The Company responded on September 16, 1998 indicating that it rejected all claims made by Scan Coin in its letter. On May 5, 1999 Scan Coin informed the Company that it was terminating the agreement. Scan Coin also reiterated its claims to the Company's intellectual property and stated that it will seek full compensation for all damages suffered. The Company has not yet responded to this letter. The Company will continue to attempt to settle this dispute amicably with Scan Coin.

                        COINSTAR, INC. AND SUBSIDIARIES

NOTE 13 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

    Following is a presentation of selected financial data for each of the four quarters of 1997 and 1998:

                                                                    THREE MONTHS ENDED
                          ------------------------------------------------------------------------------------------------------
                           MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,
                             1997         1997         1997         1997         1998         1998         1998         1998
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statements of Operations
  Data:
Revenue.................   $   3,995    $   5,294    $   7,762    $   7,957    $   8,823    $  10,472    $  13,576    $  14,802
Expenses:
Direct operating........       3,450        3,966        5,276        5,208        5,823        6,142        7,141        7,458
Regional sales and
  marketing.............         630          972          798          689          917          854          930        1,077
Product research and
  development...........       1,441        1,640        1,637        1,644        1,410        1,329          867        1,138
Selling, general and
  administrative........       2,528        2,630        2,669        3,252        3,276        3,726        3,531        3,579
Depreciation and
  amortization..........       1,684        2,158        2,297        2,539        2,813        3,120        3,635        3,669
Loss from operations....      (5,738)      (6,072)      (4,915)      (5,375)      (5,416)      (4,699)      (2,528)      (2,119)
Other income (expense):
Interest income.........         580          440          710          597          501          386          273          206
Interest expense........      (2,344)      (2,415)      (2,499)      (2,563)      (2,571)      (2,660)      (2,758)      (2,827)
Other income............                                                              39           63           59           78
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net loss................   $  (7,502)   $  (8,047)   $  (6,704)   $  (7,341)   $  (7,447)   $  (6,910)   $  (4,954)   $  (4,661)
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Loss per share, basic
  and diluted...........   $   (8.31)   $   (8.18)   $    (.48)   $    (.49)   $    (.49)   $    (.46)   $    (.33)   $    (.31)
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Weighted average shares
  outstanding, basic and
  diluted...............         903          984       13,906       15,029       15,080       15,116       15,187       15,216
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


                           MARCH 31,
                             1999
                          -----------

Statements of Operations
  Data:
Revenue.................   $  15,791
Expenses:
Direct operating........       7,939
Regional sales and
  marketing.............       1,318
Product research and
  development...........         940
Selling, general and
  administrative........       3,381
Depreciation and
  amortization..........       4,103
Loss from operations....      (1,890)
Other income (expense):
Interest income.........         163
Interest expense........      (2,851)
Other income............          44
                          -----------
Net loss................   $   4,534
                          -----------
                          -----------
Loss per share, basic
  and diluted...........   $    (.30)
                          -----------
                          -----------
Weighted average shares
  outstanding, basic and
  diluted...............      15,358
                          -----------
                          -----------

NOTE 14 -- BUSINESS SEGMENT INFORMATION:

    SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION establishes standards for the way that companies report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

    The Company generates substantially all of its revenues through a common delivery infrastructure, and therefore the Company has only one reportable segment. Substantially all revenues are generated from domestic sources. Substantially all Company long-lived assets are physically located within the United States.

NOTE 15 -- NONCASH ASSET ACQUISITIONS:

    In March 1999 the Company acquired assets consisting of internet domain names, software, fixed assets, contracts, and web site content from Compucook, Inc. In consideration for the purchase, the Company issued 25,000 common stock warrants at an exercise price of $15.63 per warrant, which expire on March 2, 2004.

    In April 1999 the Company acquired certain assets consisting of internet domain names, fixed assets, contracts, and web site content from Nu World Marketing Limit Inc. In consideration for the purchase, the Company issued 25,000 shares of common stock.

                                  UNDERWRITING

    Coinstar and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Hambrecht & Quist LLC are the representatives of the Underwriters.

                        Underwriters                           Number of Shares
-------------------------------------------------------------  -----------------
Goldman, Sachs & Co..........................................
Donaldson, Lufkin & Jenrette Securities Corporation..........
Hambrecht & Quist LLC........................................

                                                               -----------------
    Total....................................................       4,000,000
                                                               -----------------
                                                               -----------------

                               ------------------

    If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 600,000 shares from Coinstar to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by Coinstar. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                                           Paid by Coinstar
                                                       -------------------------
                                                                        Full
                                                       No Exercise    Exercise
                                                       -----------  ------------
Per Share............................................  $            $
Total................................................  $            $

    Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $      per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $      per share from the initial
price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.


    Coinstar, its directors and executive officers and certain shareholders have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

    In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    As permitted by Rule 103 under the Exchange Act, certain Underwriters and selling group members that are market makers ("passive market makers") in the common stock may make bids for or purchases of the common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that

    - a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part,

    - a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers, and

    - bids made by passive market makers must be identified as such.

    Coinstar estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

    Coinstar has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1993.

Edgar artwork description:

Inside back cover: [The Coinstar logo and name. Picture of a jar of coins. Text at the bottom of the page: "Turning change into spending power!"]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3

Risk Factors..............................................................    8

Forward Looking Statements................................................   19

Use of Proceeds...........................................................   19

Price Range of Common Stock...............................................   19

Dividend Policy...........................................................   20

Dilution..................................................................   20

Capitalization............................................................   21

Selected Consolidated Financial Data......................................   22

Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   24

Business..................................................................   36

Management................................................................   45

Principal Stockholders....................................................   48

Description of Capital Stock..............................................   50

Validity of Common Stock..................................................   53

Experts...................................................................   53

Additional Information....................................................   53

Incorporation of Certain Documents by Reference...........................   54

Index to Financial Statements.............................................  F-1

Underwriting..............................................................  U-1


                                4,000,000 Shares

                                 COINSTAR, INC.

                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                               HAMBRECHT & QUIST

                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Securities and Exchange Commission registration fee..............................  $  25,257
NASD filing fee..................................................................      9,585
Nasdaq National Market filing fee................................................     17,500
Accounting fees and expenses.....................................................    150,000
Legal fees and expenses..........................................................    200,000
Printing and engraving expenses..................................................     50,000
Blue sky fees and expenses.......................................................      7,000
Transfer agent and registrar fees and expenses...................................      7,500
Miscellaneous....................................................................     33,158
                                                                                   ---------
Total............................................................................  $ 500,000
                                                                                   ---------
                                                                                   ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

    As permitted by the Delaware General Corporation Law, Coinstar's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Coinstar or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

    As permitted by the Delaware General Corporation Law, Coinstar's bylaws provide that (1) Coinstar is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) Coinstar is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (3) the rights conferred in the bylaws are not exclusive.

    Coinstar has entered into indemnification agreements with certain of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in Coinstar's certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of Coinstar regarding which indemnification is sought, nor is Coinstar aware of any threatened litigation that may result in claims for indemnification.

    Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of Coinstar against certain liabilities. The indemnification provision in Coinstar's certificate of incorporation, bylaws and the Indemnity Agreements entered into between Coinstar and each of its directors and officers may be sufficiently broad to permit indemnification of Coinstar's directors and officers for liabilities arising under the Securities Act.

    Coinstar has obtained directors' and officers' liability insurance.

    Reference is made to Item 17 of this Registration Statement for additional information regarding indemnification of officers and directors.

ITEM 16. EXHIBITS

  EXHIBIT
  NUMBER                                       EXHIBIT TITLE
-----------  ----------------------------------------------------------------------------------
      1.1*   Form of Underwriting Agreement
     4.1**   Specimen certificate for shares of common stock
      5.1*   Opinion of Cooley Godward LLP as to the legality of the common stock being registered
     23.1*   Consent of Cooley Godward LLP (included in Exhibit 5.1)
      23.2   Consent of Deloitte & Touche LLP
       24*   Power of attorney (included on signature pages of this registration statement)
       27+   Financial Data Schedule

*   Previously filed as an Exhibit to this Form S-3 (File No. 333-79073).

** Incorporated by reference to Coinstar's Registration Statement on Form S-1 (File No. 333-26843).

+ Incorporated by reference to Coinstar's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 (File No. 0-22555).

ITEM 17. UNDERTAKINGS.

    Coinstar hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Coinstar's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Coinstar pursuant to the foregoing provisions, or otherwise, Coinstar has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Coinstar of expenses incurred or paid by a director, officer or controlling person of Coinstar in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Coinstar will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Coinstar hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Coinstar pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, Coinstar, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, King County, State of Washington on this 23rd day of June, 1999.


                                COINSTAR, INC.

                                By:              /s/ JENS H. MOLBAK
                                     -----------------------------------------
                                                   Jens H. Molbak
                                            CHIEF EXECUTIVE OFFICER AND
                                               CHAIRMAN OF THE BOARD


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chief Executive Officer
      /s/ JENS H. MOLBAK          and Chairman of the
------------------------------    Board (Principal            June 23rd, 1999
        Jens H. Molbak            Executive Officer)

                                Vice President and Chief
     /s/ KIRK A. COLLAMER         Financial Officer
------------------------------    (Principal Financial and    June 23rd, 1999
       Kirk A. Collamer           Accounting Officer)

              *
------------------------------  Director                      June 23rd, 1999
       George H. Clute

              *
------------------------------  Director                      June 23rd, 1999
       Larry A. Hodges

              *
------------------------------  Director                      June 23rd, 1999
        David E. Stitt

              *
------------------------------  Director                      June 23rd, 1999
     Ronald A. Weinstein

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Director                      June 23rd, 1999
    William D. Ruckelshaus

              *
------------------------------  Director                      June 23rd, 1999
       Ronald O. Aders

   By: /s/ KIRK A. COLLAMER
------------------------------
       Kirk A. Collamer
      (ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

  EXHIBIT NUMBER    DESCRIPTION
------------------  ----------------------------------------------------------------------------------------------
          1.1*      Form of Underwriting Agreement

         4.1**      Specimen certificate for shares of common stock

          5.1*      Opinion of Cooley Godward LLP as to the legality of the common stock being registered

         23.1*      Consent of Cooley Godward LLP (included in Exhibit 5.1)

          23.2      Consent of Deloitte & Touche LLP

           24*      Power of attorney (included on signature pages of this registration statement)

           27+      Financial Data Schedule

----------

*   Previously filed as an Exhibit to this Form S-3 (File No. 333-79073).

** Incorporated by reference to Coinstar' Registration Statement on Form S-1 (File No. 333-26843).

+ Incorporated by reference to Coinstar's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 (File No. 0-22555).